As filed with the Securities and Exchange Commission on February 12, 2014

Registration No. 333-___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________________________

GREENKRAFT, INC.
(Exact name of registrant as specified in its charter)

Nevada	3713	20-8767728
(State or other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

2530 S. Birch Street
Santa Ana, CA 92707
Tel.: (714) 545-7777
(Address and Telephone Number of Registrant’s Principal
Executive Offices and Principal Place of Business)

George Gemayel
President
Greenkraft, Inc.
2530 S. Birch Street
Santa Ana, CA 92707
Tel.: (714) 545-7777
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:

Marc A. Indeglia, Esq.
Gregory R. Carney, Esq.
Indeglia& Carney, LLP
1299 Ocean Avenue, Suite 450
Santa Monica, CA 90401
Tel No.: (310) 982-2720
Fax No.: (310) 458-6007

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, par value $0.001	5,000,000	$1.70	$8,500,000	$1,095

(1)
This Registration Statement covers the Offering of common stock of the Company according to an Investment Agreement and for the resale by the selling stockholder named in this Prospectus.  The Company is making a good faith estimate on the number of shares that it may issue under the Investment Agreement.

(2)
The proposed maximum offering price per share and the proposed maximum aggregate offering price have been estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low prices of the Common Stock on the OTC Markets on February 7, 2014, a date within 5 trading days prior to the date of the filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PREPRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED February 12, 2014

5,000,000 Common Shares

GREENKRAFT, INC.

This prospectus relates to the resale of up to 5,000,000 shares of the common stock of Greenkraft, Inc., a Nevada corporation, by Kodiak Capital Group, LLC, a Delaware limited liability company (“Kodiak ” or “Selling Shareholder”), a selling shareholder of which (i) up to 147,058 shares of common stock issued or to be issued to Kodiak as commitment shares pursuant to an Investment Agreement dated February 11, 2014 (the “Investment Agreement”) and (ii) up to 4,852,942 shares of common stock pursuant to a Put Notice(s) under an Investment Agreement (the “Investment Agreement”) that we have entered into with Kodiak. The Investment Agreement permits us to sell shares of our common stock to Kodiak enabling us to put up to $5 million of common stock to Kodiak. The registration statement covers the offer and possible sale of approximately $8.5 million in common stock based on our February 7, 2014 closing market price of $1.70  per share before the discount offered to Kodiak. We will not receive any proceeds from the sale of these shares of common stock offered by Kodiak. However, we will receive proceeds from the sale of securities pursuant to each Put Notice we send to Kodiak. We will bear all costs associated with this registration.

The total amount of shares of common stock which may be sold pursuant to this Prospectus would constitute approximately 5.5% of our issued and outstanding common stock as of February 7, 2014, if all of the shares had been sold by that date. As of February 7, 2014, the closing market price of the Company’s common stock was $1.70. Based on that price, and disregarding limitations on the number of shares Kodiak may hold at any given time and the maximum advance provisions of the Investment Agreement, the maximum amount of shares of common stock which may be sold would be 3,543,586, representing  approximately 4.0% of the outstanding common stock as of February 7, 2014 if all shares were sold by that date.

Kodiak is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) in connection with the resale of our common stock under the Investment Agreement. Kodiak will pay us 83% of the lowest daily volume weighted average of the common stock during the five consecutive trading days immediately following the date of our notice to Kodiak of our election to put shares pursuant to the Investment Agreement. There are no underwriting agreements in place.

Our shares of common stock are currently traded on the OTC Markets Group (OTC.QB Tier) under the symbol "GKIT."

Investing in our common stock involves a high degree of risk.  Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 4 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of This Prospectus Is:  _____________, 2014

i

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Registration Statement are forward-looking statements within the meaning of the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties; particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements.

In addition, in this Registration Statement, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business, future financial or operating performance or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

The terms "Greenkraft" "our" and "we," and the “Company” as used in this prospectus, refer to Greenkraft, Inc.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent accounting firm.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements, before making an investment decision.

We were incorporated on September 27, 2006 in Nevada as Sunrise Global, Inc.

On December 5, 2013, we entered into a Share Exchange Agreement (the “Purchase Agreement”) with, George Gemayel, the sole stockholder (the “Stockholder”) of Greenkraft, Inc., a California corporation (“Greenkraft”), pursuant to which, on the Closing Date, we issued 83,000,000 shares (as adjusted to give effect for the 2-for-1 forward split effectuated on December 27, 2013) of our common stock in consideration of all of the outstanding equity of Greenkraft.   Upon consummation of this acquisition, Greenkraft became our wholly-owned subsidiary.  Following this acquisition, we now conduct the business of Greenkraft.

Effective December 27, 2013, our corporate name was changed to Greenkraft Inc. to reflect consummation of the acquisition. In addition, on December 27, 2013, we effectuated a 2-for-1 forward split of our common stock.

We are a manufacturer and distributor of automotive products.  We manufacture commercial forward trucks for vehicle classes 3, 4, 5 and 6 (GVW ranging from 10,001 lbs. to 26,000 lbs.) in alternative fuels.  We also manufacture and sell alternative fuel systems to convert petroleum based fuels to natural gas engines.

Our executive office is located at 2530 S. Birch Street, Santa Ana, CA 92707.  Our telephone number is 714-545-7777.  Our Internet address is www.greenkraftinc.com. The information on, or that may be, accessed from our websites is not part of this Prospectus.

Kodiak Investment Agreement

This prospectus relates to the resale of up to 5,000,000 shares of our common stock by Kodiak of which (i) up to 147,058 shares of common stock issued or to be issued to Kodiak as commitment shares pursuant to an Investment Agreement and (ii) up to 4,852,942 shares of common stock. Kodiak will obtain our common stock pursuant to the Investment Agreement entered into by Kodiak and us, dated February 11, 2014.

Although we are not mandated to sell shares under the Investment Agreement, the Investment Agreement gives us the option to sell to Kodiak, up to $5,000,000 worth of our common stock (“Shares”), par value $0.001 per share over a eighteen (18) month period following effectiveness of the registration of which this prospectus forms a part. At the date of filing, we may not obtain the full $5,000,000 in funding if the price of our common stock decreases (and remains below) 31% of the current market price.  The $5,000,000 was stated as the total amount of available funding in the Agreement because this was the maximum amount that Kodiak agreed to offer us in funding. There is no assurance that the market price of our common stock will remain at its current price or increase in the future. The number of common shares that remains issuable may not be sufficient, dependent upon the share price, to allow us to access the full amount contemplated under the Agreement. Therefore, we may not have access to the remaining commitment under Investment Agreement if the market price of our common stock decreases more than 30% from its current price. Based on our stock price as of February 7, 2014, the registration statement covers the offer and possible sale under put notices of only approximately $6.85 million worth of our shares at current discounted market price of $1.411or approximately 83% of $1.70 (our market price at February 7, 2014)

The purchase price of the common stock shall be set at eighty-three percent (83%) of the lowest daily volume weighted average price (VWAP) of the common stock during the pricing period. The pricing period shall be the five (5) consecutive trading days immediately after the Put Notice Date.   On each Put Notice submitted to Kodiak by us, we have the option to specify a suspension price (“Suspension Price”) for that Put. In the event the Common Stock price falls below the Suspension Price, the Put shall be temporarily suspended. The Put shall resume at such time as the Common Stock is above the Suspension Price, provided the dates for the Pricing Period for that particular Put are still valid. In the event the Pricing Period has been complete, any shares above the Suspension Price due to Kodiak shall be sold Kodiak by us at the Suspension Price under the terms of this Agreement. The Suspension Price for a Put may not be changed by us once submitted to Kodiak..

In addition, there is an ownership limit for Kodiak of 4.99%.

On any Closing Date, we shall deliver to Kodiak the number of shares of the Common Stock registered in the name of Kodiak as specified in the Put Notice. In addition, we must deliver the other required documents, instruments and writings required. Kodiak is not required to purchase the shares unless:

•	Our Registration Statement with respect to the resale of the shares of Common Stock delivered in connection with the applicable Put shall have been declared effective.

•	We shall have obtained all material permits and qualifications required by any applicable state for the offer and sale of the Registrable Securities.

•	We shall have filed with the SEC in a timely manner all reports, notices and other documents required.

Kodiak will not engage in any “short-sale” (as defined in Rule 200 of Regulation SHO) of our common stock at any time during this Agreement.   Pursuant to the Investment Agreement with Kodiak, we agreed to issue Kodiak 147,058 commitment shares.  On February 11, 2014, we entered into a Registration Rights Agreement with Kodiak requiring, among other things,, that we prepare and file with the SEC a Registration Statement on Form S-1 covering the resale of the shares issuable to Kodiak under the Investment Agreement.  As per the Investment Agreement, Kodiak’s obligations are not assignable.

Summary Financial Data

The summary financial information set forth below has been derived from the financial statements of both Sunrise Global, Inc., a Nevada corporation (now known as Grenkraft, Inc.) and for Greenkraft, Inc., a California corporation for periods presented and should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus and in the information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Sunrise Global, Inc., a Nevada corporation (now known as Greenkraft, Inc.)

	Six Months Ended October 31, 2013	Year Ended April 30, 2013 (Audited)
Revenues	$--	$-
Operating Expenses	$9,144	$8,642
Net Income (Loss)	$(9,144)	$(8,642)

Total Assets	$549	$999
Total Liabilities	$30,596	$23,729
Accumulated deficit	$(225,830)	$(218,513)
Shareholder’s Equity (Deficit)	$(30,047)	$(22,730)

Greenkraft, Inc., a California corporation

	Nine Months Ended September 30, 2013	Year ended December 31, 2012 (Audited)
Revenues	$1,924,317	$236,011
Operating Expenses	$2,420,233	$1,126,214
Net Income (Loss	$(537,183)	$(910,556)

Total Assets	$3,089,851	$2,218,799
Total Liabilities	$4,541,241	$3,409,772
Accumulated Deficit	$(2,469,128)	$(1,931,945)
Shareholder’s Equity (Deficit)	$(1,451,390)	$(1,190,973)

RISK FACTORS

The following is a summary of the risk factors that we believe are most relevant to our business. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

RISK FACTORS RELATED TO THE OFFERING

Existing stockholders may experience significant dilution from the sale of our common stock pursuant to the Kodiak Capital Group Investment Agreement.

The sale of our common stock to Kodiak Capital Group, LLC in accordance with the Investment Agreement may have a dilutive impact on our shareholders. As a result, our net income per share could decrease in future periods and the market price of our common stock could decline. In addition, the lower our stock price is at the time we exercise our put options, the more shares of our common stock we will have to issue to Kodiak Capital Group, LLC in order to exercise a put under the Investment Agreement. If our stock price decreases, then our existing shareholders would experience greater dilution for any given dollar amount raised through the Offering.

The perceived risk of dilution may cause our stockholders to sell their shares, which may cause a decline in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

The issuance of shares pursuant to the Kodiak Investment Agreement may have a significant dilutive effect.

Depending on the number of shares we issue pursuant to the Kodiak Investment Agreement, it could have a significant dilutive effect upon our existing shareholders. Although the number of shares that we may issue pursuant to the Investment Agreement will vary based on our stock price (the higher our stock price, the less shares we have to issue) the information set out below indicates the potential dilutive effect to our shareholders, based on different potential future stock prices, if the full amount of the Investment Agreement is realized.

Dilution  based upon common stock put to Kodiak Capital Group and the stock price discounted to Kodiak Capital Group’s purchase price of 83% of the volume weighted average price (VWAP) during the pricing period.  The example below illustrates dilution based upon a $1.70 market price/$1.411 purchase price and other increased/decreased prices (without regard to Kodiak’s 4.99% ownership limit):

$5,000,000 Put

Stock Price(Kodiak Purchase Price)	Shares Issued	Percentage of Outstanding Shares (1)
$2.13 ($1.76) +25%	2,834,868	3.22%
$1.70 ($1.41)	3,543,586	4.00%
$1.28 ($1.06) -25%	4,724,781	5.26%
$0.85 ($0.71) -50%	7,087,172	7.69%
$0.43 ($0.35) -75%	14,174,344	14.28%

(1)	Based on 85,115,660 shares outstanding as of February 7, 2014.

Kodiak Capital Group, LLC will pay less than the then-prevailing market price of our common stock which could cause the price of our common stock to decline.

Our common stock to be issued under the Kodiak Investment Agreement will be purchased at a seventeen (17%) discount or 83% of the lowest daily VWAP during the five trading days immediately following our notice to Kodiak Capital Group, LLC of our election to exercise our "put" right.

Kodiak Capital Group, LLC has a financial incentive to sell our shares immediately upon receiving the shares to realize the profit between the discounted price and the market price. If Kodiak Capital Group, LLC sells our shares, the price of our common stock may decrease. If our stock price decreases, Kodiak may have a further incentive to sell such shares. Accordingly, the discounted sales price in the Investment Agreements may cause the price of our common stock to decline.

Kodiak Capital Group, LLC has entered into similar agreements with other public companies and may not have sufficient capital to meet our put notices.

Kodiak Capital Group, LLC has entered into similar investment agreements with other public companies, and some of those companies have filed registration statements with the intent of registering shares to be sold to Kodiak pursuant to investment agreement. We do not know if management at any of the companies who have or will have effective registration statements intend to raise funds now or in the future, what the size or frequency of each put request would be, if floors will be used to restrict the amount of shares sold, or if the investment agreement will ultimately be cancelled or expire before the entire amount of shares are put to Kodiak. Since we do not have any control over the requests of these other companies, if Kodiak Capital Group, LLC receives significant requests, it may not have the financial ability to meet our requests. If so, the amount of available funds may be significantly less than we anticipate.

We are registering an aggregate of 5,000,000 shares of common stock to be issued under the Kodiak Investment Agreement. The sale of such shares could depress the market price of our common stock.

We are registering an aggregate of 5,000,000 shares of common stock under the registration statement of which this Prospectus forms a part for issuance pursuant to the Kodiak Investment Agreement. The sale of these shares into the public market by Kodiak could depress the market price of our common stock.

We May Not Have Access to the Full Amount under the Investment Agreement.

During the period ended February 7, 2014, the closing price of our common stock was $1.70 based on very little volume. There is no assurance that the market price of our common stock will remain at its current price or increase from its current level. The entire commitment under the Investment Agreement is for $5,000,000. Therefore, we may not have access to the remaining commitment under the Investment Agreement under this Registration Statement if the share price of our common stock decreases by more than 31% from its current level.

Since our common stock is thinly traded it is more susceptible to extreme rises or declines in price, and you may not be able to sell your shares at or above the price paid.

Since our common stock is thinly traded its trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including (but not necessarily limited to):

•	the trading volume of our shares;
•	the number of securities analysts, market-makers and brokers following our common stock;
•	changes in, or failure to achieve, financial estimates by securities analysts;
•	new products or services introduced or announced by us or our competitors;
•	actual or anticipated variations in quarterly operating results;
•	conditions or trends in our business industries;
•	announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	additions or departures of key personnel;
•	sales of our common stock and
•	general stock market price and volume fluctuations of publicly-traded, and particularly microcap, companies.

Investors may have difficulty reselling shares of our common stock, either at or above the price they paid for our stock, or even at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company. In addition, there is a history of securities class action litigation following periods of volatility in the market price of a company’s securities. Although there is no such litigation currently pending or threatened against the Company, such a suit against us could result in the incursion of substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted below, our shares are currently traded on the OTC Link (OTC.QB tier) and, further, are subject to the penny stock regulations. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our long-term success will be dependent upon our ability to design and achieve market acceptance of new alternative fuel commercial trucks.

Our long-term success is dependent on market acceptance of our new alternative fuel commercial trucks. There is no guarantee that our alternative fuel commercial trucks will be successfully accepted by the general public in the long-term.  In addition, as technologies change in the future, we may be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology and meet customer expectations. We have limited experience simultaneously designing, assembling, converting and selling our alternative fuel commercial trucks

Our future growth is dependent upon consumers’ willingness to adopt alternative fuel commercial trucks.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel alternative fuel commercial trucks. If the market for alternative fuel commercial trucks does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

You must consider the risks and difficulties we face as an early stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed. We were formed in 2008 and only recently began delivering our first alternative fuel trucks.  We intend to derive substantial revenues from the sales of future alternative fuel trucks. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

If our commercial trucks fail to perform as expected, or if we suffer product recalls, our ability to develop, market and sell our alternative fuel vehicles could be harmed.

Our commercial trucks may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, there can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers.

Our alternative fuel commercial trucks may not perform consistent with customers’ expectations or consistent with other vehicles currently available. Any product defects or any other failure of our performance alternative fuel vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We have a history of losses.

Our wholly-owned operating subsidiary Greenkraft incurred net losses of $910,556 and $726,375 for the years ended December 31, 2012 and 2011, respectively as well as net losses of $537,183 and $517,005 for the nine months ended September 30, 2013 and 2012, respectively. Our wholly owned subsidiary Greenkraft had net income of $181,389 for the three months ended September 30, 2013, but other than this most recent quarter, our subsidiary Greenkraft had net losses in each quarter since our inception. There can be no assurance that Greenkraft’s sales of alternative fuel vehicles will continue  to result in the net income it achieved in our most recent fiscal quarter ended September 30, 2013.

The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from new and established competitors and expect to face competition from others in the future.

The worldwide automotive market, particularly for alternative fuel vehicles and aftermarket fuel systems, is highly competitive today and we expect it will become even more so in the future.  New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our cars or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

We may need or want to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.

The design, manufacture, and sale of alternative fuel vehicles  is a capital intensive business. As of September 30, 2013, our wholly owned subsidiary Greenkraft had approximately $411,432 in principal sources of liquidity from our cash and cash equivalents. We anticipate requiring approximately $1 million to fund operations over the next twelve months, including labor, rent and parts for building trucks.  As such, our monthly burn rate approximately $83,000 per month.  At December 31, 2013, we had approximately $620,000 in cash.  Assuming we did not receive any additional capital from operations or otherwise, we would run out of cash in 7-8 months.  We do expect to receive cash from operations as we are currently working on previously placed orders for our alternative fuel rucks.  We expect to recognize approximately $4 million in revenues for truck sales in 2014 based on current orders.

We may need to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund and expand our ongoing operations, continue research and development projects. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially adversely affected. Additionally, under our credit facility with Pacific Premier, we are required to maintain certain financial ratios, including a global debt coverage ratio and a debt/worth ratio which may require us to obtain a waiver from Pacific Premier Bank in order to incur additional indebtedness in the future.  We may not be able to obtain such waiver from Pacific Premier which may harm our business. Future issuance of equity or equity-related securities will dilute the ownership interest of existing stockholders and our issuance of debt securities could increase the risk or perceived risk of our company.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

We are partly dependent on government incentives to facilitate demand for our products and these incentives may not be renewed or may be redirected.

Our business is expected to benefit from the availability of government tax incentives, such as tax credits and grants to encourage the use of natural gas in trucks, buses and other vehicles. On December 31, 2012, the United States Congress passed the American Tax Relief Act of 2012, which extended the Alternative Fuels Excise Tax Credit of U.S.$0.50 per gallon for LNG and U.S.$0.50 per GGE of CNG until December 31, 2013 and also made those credits retroactive to January 1, 2012. In addition, the Alternative Fuel Vehicle Fueling Infrastructure Credit of 30% of the cost of any qualified alternative fuel vehicle refuelling property placed in service during the taxable year, not to exceed U.S.$30,000 in the case of a property of a character subject to an allowance for depreciation, and U.S.$1,000 in any other case, was also extended until December 31, 2013 and made retroactive to January 1, 2012. There was also an extension and modification of the bonus depreciation provision that extends the 50% bonus depreciation through to January 1, 2014.

In the absence of federal legislation, individual states have initiated and passed bills to provide incentives to encourage the use of domestic energy sources such as natural gas. Texas Senate Bills 20 and 385 have been passed and authorize funding for approximately U.S.$16 million for natural gas vehicle rebates, which includes converting heavy-duty fleet vehicles to natural gas, and U.S.$4 million per year for the next two years for the establishment of natural gas stations between the cities of Dallas, San Antonio and Houston. California, through the CEC with funds through Assembly Bill 118, has established the Natural Gas Vehicle Buy-Down Program, a rebate program to incentivize the deployment of natural gas and propane vehicles in all weight classes in California. Funding for this program for 2012 was U.S.$12.7 million. No date for 2013 applications has been announced. California also has programs authorized by Proposition 1B that periodically make funding available to promote the use of cleaner heavy-duty trucks within the state. Pennsylvania through House Bill 1950 authorizes U.S $20 million over three years in vehicle and transit grants of up to U.S.$25,000 per vehicle. Other states such as Louisiana, Oklahoma, and West Virginia offer state income tax credits for the purchase of alternative fuel vehicles including natural gas.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of alternative fuel vehicles, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and products that use these gases. Natural gas and LPG are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, or LPG -based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

Natural gas, LPG and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.

Natural gas andLPG are flammable gases and are potentially dangerous products. Our operations, including our research and development and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages. Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event we could incur significant costs that could have a material adverse effect upon its financial condition.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

Fuel price differentials are hard to predict and may be less favorable in the future.

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas, diesel and gasoline fuels. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies. While this price differential increased in the year ended December 31, 2012, there can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.

We are dependent on relationships with our suppliers.

While we have negotiated supply agreements with certain suppliers such as JAC Motors for our chassis, GM for the engines for our commercial trucks and Quantum Technologies for the CNG tanks for our commercial trucks.  Thus, we are dependent on their ability to source materials, manage their capacity, workforce and schedules. For a number of reasons, including but not limited to shortages of parts, labor disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.

For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in most jurisdictions. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products.

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

If we fail to manage future growth effectively as we rapidly grow our company, we may not be able to produce, market, sell and service our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	finding and training new personnel;

•	forecasting production and revenue;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing manufacturing and administrative infrastructure, systems and processes; and

•	addressing new markets.

We intend to continue to hire a significant number of additional personnel. Competition for individuals with experience designing, manufacturing and servicing alternative fuel vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

If we are unable to attract and/or retain key employees and hire qualified management, technical vehicle engineering, and manufacturing personnel, our ability to compete could be harmed and our stock price may decline.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects and operating results as well as cause our stock price to decline. In particular, we are highly dependent on the services of George Gemayel, our Chief Executive Officer and Chairman of our Board of Directors. None of our key employees is bound by an employment agreement for any specific term. There can be no assurance that we will be able to successfully attract and retain senior leadership necessary to grow our business. Our future success depends upon our ability to attract and retain our executive officers and other key technology, sales, marketing, engineering, manufacturing and support personnel and any failure to do so could adversely impact our business, prospects, financial condition and operating results. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees. Our continued success depends upon our continued ability to hire and retain employees. Additionally, we compete with many mature and prosperous companies in Southern California that have far greater financial resources than we do and thus can offer current or perspective employees more lucrative incentive packages than we can. Any difficulties in retaining current employees or recruiting news ones would have an adverse effect on our performance.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Our alternative fuel vehicles, the sale of trucks in general are subject to substantial regulation under international, federal, state, and local laws. We expect to incur in the future, significant costs in complying with these regulations. For example, the Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the CARB with respect to emissions for our vehicles.

To the extent the laws change, some or all of our vehicles may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we incur significant legal, accounting and other expenses that we would not incur as a private company, including costs associated with public company reporting requirements. We also incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the NYSE AMEX. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. In order to comply with such requirements, our independent registered auditors will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. We have estimated the annual costs for our public filings will approximate $60,000.  Factors such as the number and type of transactions that we engage in and the complexity of our reports cannot accurately be determined at this time and may have a major negative affect on the cost and amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit.

We currently rely on our primary executive officer, George Gemayel and his related entities, the loss of any of whom may materially and adversely affect our company.

Currently, we rely on Mr. Gemayel and his related entities for (i) employees for truck assembly and conversion; (ii) loans to purchase inventory and (iii) corporate headquarters at no cost.  The loss of Mr. Gemayel and the provision of services by him, the loss of allocation of personnel from his related companies and allocation of space at no cost could have a substantial negative effect on our company. In the event of the loss of services  or  of such personnel, no assurance can be given that we will be able to obtain the services of adequate replacement personnel. We do not have any employment agreements or maintain key person life insurance policies on any of our officers and directors.

Our principal executive officer is engaged in other activities and may not devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Our principal executive officer, George Gemayel has existing responsibilities and has additional responsibilities to provide management and services to other entities. Mr. Gemayel currently serves as an officer a director for two private companies, CEE, LLC, an emission laboratory and G&K Automotive Conversion, Inc. At both companies, Mr. Gemayel is the primary executive officer. We initially expect Mr. Gemayel to spend approximately 75% of his time on the business of our company. As a result, demands for the time and attention from Mr. Gemayel from our company and other entities may conflict from time to time. Because we rely primarily on Mr. Gemayel to maintain our business contacts and to promote our services, his limited devotion of time and attention to our business may hurt the operation of our business.

The lack of public company experience of our management team could adversely Impact our ability to comply with the reporting requirements of U.S. Securities Laws.

Both Mr. Gemayel and Ms. Barkadjian, our principal executive officer and principal financial officer, respectively, lack public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Neither of our executive officers have ever been responsible for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934 which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our company.

We may be compelled to undertake product recalls, which could adversely affect our brand image and financial performance.

Any product recall in the future may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results and financial condition.

We have relied on our primary officer and his related entities to provide loans to finance our operations.

We have become reliant on George Gemayel and his related entities to fund our operations.  As of September 30, 2013, we owed Mr. Gemayel and his related entities $1,941,916.  These loans are undocumented and unsecured.  However, any demand by Greenkraft to repay these loans immediately could have a material adverse effect on our operations.  Further, financial institutions may be reluctant to lend us additional funds due to the high balance of these related party loans.  There is no guarantee that Mr. Gemayel will continue to provide loans as needed in the future, which could have a material effect on our operations.

The line of credit with Pacific Premier Bank contains certain restrictive covenants which could limit management’s discretion to operate the business

In March 2012, Greenkraft entered into a $3.5 million revolving line of credit facility with Pacific Premier Bank.  On July 15, 2013 the maturity date was extended to December 10, 2013 and the maximum amount available under this facility was decreased to $2 million.   On December 26, 2013, Greenkraft entered into a loan modification agreement to extend the maturity dates to June 10, 2014.  Our agreements with Pacific Premier Bank require us to maintain certain financial covenants, such as a current ratio in excess of 1.2 to 1 (measured at year end), a global debt coverage ratio in excess of 1.25 to 1 (evaluated at year end), a tangible net worth ratio of not less than $350,000 on an annual basis and a debt to worth ratio not in excess of 3 to 1.  These covenants could restrict our ability to incur additional debt which could restrict our ability to grow our operations.  On October 19, 2013, Pacific Premier advised us that we were not in compliance with the minimum global debt coverage ratio and granted a one-time waiver of this covenant violation on such date.  There can be no assurance that we will be in compliance with the financial covenants in future periods. Our failure to comply with the covenants included in the Pacific Premier loan agreements could result in an event of default, which could trigger an acceleration of the related debt, which could place a strain on our financial resources and have an adverse effect on our operations.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting.

Complying with Section 404 requires a rigorous compliance program as well as adequate time and resources. As a result of developing, improving and expanding our core information technology systems as well as implementing new systems to support our sales, engineering, supply chain and manufacturing activities, all of which require significant management time and support, we may not be able to complete our internal control evaluation, testing and any required remediation in a timely fashion. Additionally, if we identify one or more material weaknesses in our internal control over financial reporting, we may be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

RISKS RELATED TO THE OWNERSHIP OF OUR COMMON STOCK

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of February 7, 2014, our executive officers and directors beneficially owned, in the aggregate, approximately 97% of our outstanding shares of common stock. In particular, George Gemayel, our Chief Executive Officer, beneficially owned approximately 97% of our outstanding shares of common stock as of February 7, 2014. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We have not voluntarily implemented various corporate governance measures, in the absence of which stockholders may have more limited protections against interested director transactions, conflicts of interests and similar matters.

We have not yet adopted any corporate governance measures and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an audit or other independent committees of our board of directors as we presently do not have any independent directors. In the future, we may seek to establish an audit and other committees of our board of directors. It is possible that if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Trading in our common stock is limited and the price of our common stock may be subject to substantial volatility.

Our common stock is traded on the OTC Bulletin Board/OTC Marketplace, and therefore the trading volume is more limited and sporadic than if our common stock were traded on a national stock exchange such as The Nasdaq Stock Market or the NYSE Amex. Additionally, the price of our common stock may be volatile as a result of a number of factors, including, but not limited to, the following:

•	quarterly variations in our operating results;

•	large purchases or sales of our common stock;

•	actual or anticipated announcements of new products or services by us or competitors;

•	general conditions in the markets in which we compete; and

•	economic and financial conditions.

“Penny stock” regulations may impose certain restrictions on the marketability of our securities.

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions (including the issuer of the securities having net tangible assets ( i.e.,  total assets less intangible assets and liabilities) in excess of $2,000,000 or average revenue of at least $6,000,000 for the last three years). As a result, our common stock could be subject to these rules that impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors (generally persons with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse).  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a “penny stock,” unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the “penny stock” market.  The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.  Finally, monthly statements must be sent disclosing recent price information for the “penny stock” held in the account and information on the limited market in “penny stocks.”  Consequently, although the “penny stock” rules do not currently apply to our securities, if these rules do become applicable in the future, this may restrict the ability of broker-dealers to sell our securities.

Securities analysts may not cover our common stock and this may have a negative impact on our common stock’s market price.

The trading market for our common stock may depend on the research and reports that securities analysts publish about us or our business.  We do not have any control over these analysts.  There is no guarantee that securities analysts will cover our common stock.  If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price, if any. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline.  If one or more of these analysts ceases to cover us or fails to publish regularly reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. All proceeds from the sale of such shares will be for the account of the selling stockholders. We will pay for expenses of this offering, except that the selling stockholders will pay any broker discounts or commissions or equivalent expenses applicable to the sale of their shares.

Selling Stockholders

We agreed to register for resale shares of common stock of the selling security holder. The selling security holder may from time to time offer and sell any or all of their shares that are registered under this prospectus. The selling security holder and any participating broker-dealers are “underwriters” within the meaning of the Securities Act of 1933, as amended. All expenses incurred with respect to the registration of the common stock will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by the selling security holder in connection with the sale of such shares.

The following table provides information regarding the beneficial ownership of our common stock held by each of the selling shareholders as of the date of this prospectus, including:

1. the number of shares owned by each prior to this offering;
2. the total number of shares that are to be offered by each;
3. the total number of shares that will be owned by each upon completion of the offering;
4. the percentage owned by each upon completion of the offering and
5. the identity of the beneficial holder of any entity that owns the shares.

The named party beneficially owns and has sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 85,115,660 shares of common stock outstanding on February 7, 2014.

Name of Selling Shareholder	Shares Owned Prior to this Offering(1)	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering

Kodiak Capital Group, LLC(2)	147,058	5,000,000	0	0	%*

*None of the selling shareholders: (i) has had a material relationship with us other than as a shareholder at any time within the past three years or (ii) has ever been one of our officers or directors.
(1) The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon drawn down under the Agreement with Kodiak.
(2) Ryan Hodson is the Managing Director of Kodiak Capital Group, LLC and, in that capacity, has the authority to direct voting and investment decisions regarding the securities.

PLAN OF DISTRIBUTION

Investment Agreement / Registration Rights Agreement

On February 11, 2014, we entered into the Investment Agreement and a Registration Rights Agreement with Kodiak Capital Group, LLC in order to establish a possible source of funding for us.

Under the Investment Agreement, Kodiak has agreed to provide us with up to $5,000,000 of funding over an eighteen (18)month period from the effective date of this prospectus; 5,000,000 shares of our common stock are being registered pursuant to this prospectus, of which (i) up to 147,058 shares of common stock issued or to be issued to Kodiak as commitment shares pursuant to an Investment Agreement dated February 11, 2014 (the “Investment Agreement”) and (ii) up to 4,852,942 shares of common stock. During this period, we can deliver a put under the Investment Agreement by selling shares of our common stock to Kodiak and Kodiak will be obligated to purchase the shares. A put transaction must close before we can deliver another put notice to Kodiak.

We may request a put by sending a put notice to Kodiak, stating the amount of the put. During the five trading days following a notice, we will calculate the amount of shares we will sell to Kodiak and the purchase price per share. The number of shares of Common Stock that Kodiak shall purchase pursuant to each put notice shall be determined by dividing the amount of the put by the purchase price.

The purchase price per share of common stock will be set at eighty-three percent (83%) of the lowest daily VWAP common stock during the pricing period, which is five consecutive days following a put notice.   On each Put Notice submitted to Kodiak by us, we have the option to specify a suspension price (“Suspension Price”) for that Put. In the event the Common Stock price falls below the Suspension Price, the Put shall be temporarily suspended. The Put shall resume at such time as the Common Stock is above the Suspension Price, provided the dates for the Pricing Period for that particular Put are still valid. In the event the Pricing Period has been complete, any shares above the Suspension Price due to Kodiak shall be sold Kodiak by us at the Suspension Price under the terms of this Agreement. The Suspension Price for a Put may not be changed by us once submitted to Kodiak.

There is no minimum amount we can put to Kodiak at any one time. Upon effectiveness of the Registration Statement, the Company shall deliver instructions to its transfer agent to issue shares of Common Stock to Kodiak free of restrictive legends on or before each closing date.

Pursuant to the Investment Agreement, Kodiak and its affiliates shall not be issued shares of our common stock that would result in its beneficial ownership equaling more than 4.99% of our outstanding common stock.

Kodiak will not engage in any “short-sale” (as defined in Rule 200 of Regulation SHO) of our common stock at any time during this Agreement. On February 11, 2014, we entered into a Registration Rights Agreement with Kodiak requiring, among other things, that we prepare and file with the SEC a Registration Statement on Form S-1 covering the shares issuable to Kodiak under the Investment Agreement.

As per the Investment Agreement, none of Kodiak’s obligations thereunder are transferrable and may not be assigned to a third party.

DETERMINATION OF OFFERING PRICE

The Selling Stockholder may sell its shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of shares by the Selling Stockholder.

DILUTION

“Dilution” represents the difference between the Offering price of the shares of common stock and the net tangible book value per share of common stock immediately after completion of the Offering. “Net Tangible Book Value” is the amount that results from subtracting total liabilities from total tangible assets. The Dilution table below has been prepared as if our acquisition of Greenkraft, Inc. occurred on September 30, 2013.  Please refer to the following table presenting the number of shares issued and the corresponding price per share paid before this Offering for more information. Following is a table detailing dilution as of September 30, 2013, to investors if 100%, 75%, 50%, or 10% of the Offering is sold.

Percent of Offering sold	100%	75%	50%	25%
Net Tangible Book Value Per Share Prior to Stock Sale	$(0.17)	$(0.17)	$(0.17)	$(0.17)
Pro Forma Net Tangible Book Value Per Share After Stock Sale	0.04	0.03	0.01	0.00
Increase in net book value per share due to stock sale	0.06	0.04	0.03	0.01
Net Dilution (Purchase price of $4.40 less Pro Forma Net Tangible Book Value per share)	$1.37	$138	$1.40	$1.41

PENNY STOCK CONSIDERATIONS

Trading in our securities is subject to penny stock considerations. Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the Securities and Exchange Commission.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

State Securities - Blue Sky Laws

There is no public market for our common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities regulations or laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the Blue Sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state Blue-Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the shares of our common stock for an indefinite period of time.

Selling security holders may contact us directly to ascertain procedures necessary for compliance with Blue Sky Laws in the applicable states relating to sellers and/or purchasers of our shares of common stock.

We intend to apply for listing in Mergent, Inc. Securities Manual which, once published, will provide us with “manual” exemptions (as described below) in approximately 33 states as indicated in CCH Blue Sky Law Desk Reference at Section 6301 entitled “Standard Manuals Exemptions.”

Thirty-three states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling security holders under this Prospectus. In these states, so long as we obtain and maintain a listing in Mergent, Inc. or Standard and Poor’s Corporate Manual, secondary trading of our common stock can occur without any filing, review or approval by state regulatory authorities in these states. These states are Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia and Wyoming. We cannot secure this listing, and thus this qualification, until after the Registration Statement, of which this Prospectus forms a part, is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

We currently do not intend to and may not be able to qualify our common stock for resale in other states which require shares to be qualified before they can be resold by our security holders.

Limitations Imposed by Regulation M

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each selling security holder will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the associated rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling security holders. We will make copies of this Prospectus available to the selling security holders and will inform them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. We assume no obligation to so deliver copies of this Prospectus or any related Prospectus supplement.

DESCRIPTION OF BUSINESS

Overview

We were incorporated on September 27, 2006 in Nevada as Sunrise Global, Inc. Until closing of the Acquisition of Greenkraft on December 6, 2013 (as described below), we were a recycled industrial waste resale company.  On December 27, 2013, we changed our corporate name to Greenkraft, Inc. from Sunrise Global, Inc., which name change reflects our aquisition of Greenkraft resulting in us now conducting Greenkraft’s business.   Concurrent with the name change, we effectuated a 2-for-1 forward split, also effective December 27, 2013.  All share amounts have been adjusted to give effect to the reverse split.

Until the closing of the Acquisition on December 6, 2013, we were a recycled industrial waste resale company with limited operations based in the United States and China. We were formed to sell recycled industrial waste material to customers in China. Our main operations and services include the acquisition of recyclable materials such as scrap metals, plastic, cardboard, and paper sourced from suppliers in the United States and the resale of such material to customers in China.

Acquisition oF Greenkraft, Inc.

On December 5, 2013, we entered into a Share Exchange Agreement (the “Purchase Agreement”) with the sole stockholder (the “Stockholder”) of Greenkraft, Inc., a California corporation (“Greenkraft”), pursuant to which, on December 6, 2013 (the “Closing Date”), we issued 83,000,000 shares (as adjusted to give effect for the 2-for-1 forward split effectuated on December 27, 2013) of our common stock to the Stockholder in consideration of the Stockholder’s transfer of all of his Greenkraft shares to our wholly-owned acquisition subsidiary, Greenkraft, Inc, a Nevada corporation (the “Acquisition Subsidiary)., at which time Greenkraft became Acquisition Subsidiary’s  wholly owned subsidiary (the “Acquisition”).

Prior to the Acquisition, Greenkraft was the Company’s controlling stockholder, owning approximately 68% of our common stock which it purchased in May 2013.  In addition, George Gemayel, Greenkraft’s sole shareholder, president and director, was appointed as the Company’s president and sole director in connection with their purchase of the controlling interest in May 2013.  The Greenkraft Shares exchanged for the Company shares were valued at $100,000,000 based on internal forecasts and EBITDA projections prepared by the common management of Greenkraft and the Company.  There was no third party independent valuation.

As a condition to the closing of the Acquisition, on the Closing Date, 4,600,000 shares (as adjusted to give effect for the 2-for-1 forward split effectuated on December 27, 2013) of our issued and outstanding common stock previously held by Greenkraft were cancelled pursuant to the terms of the Purchase Agreement (the “Cancelled Shares”).

Following the Acquisition, we now conduct the business of Greenkraft as described below, as our sole business.

Greenkraft is a manufacturer and distributor of automotive products.  Greenkraft manufactures commercial forward trucks for vehicle classes 3,4, 5, 6, and 7 (GVW ranging from 10,001 lbs. to 33,000 lbs.) in alternative fuels.  Greenkraft also manufactures and sells alternative fuel systems to convert petroleum based fuels to natural gas and propane fuels.

Our executive offices are located at 2530 S. Birch Street, Santa Ana, CA 92707. Our telephone number is (714) 545-7777 and our Internet address is www.greenkraftinc.com.

Industry Overview

The combination of environmental pressures, regulations, and alternative fuel vehicle initiatives has resulted in the transportation industry offering environmentally friendly, fuel-efficient vehicles. Currently automotive manufacturers are actively engaged in the competitive pursuit of innovative, clean, alternative fuel vehicles – particularly as they strive to meet new emissions rules and contribute to reducing greenhouse gases. These alternative fuel vehicles can provide needed performance, sustained mobility, and immediate emissions reductions in the industry.  Compressed natural gas (CNG) and liquefied petroleum gas (LPG) are abundantly available in the US, and a growing network of fueling stations exists in California. Light- and medium-duty service trucks are utilized by a growing business sector. Developing these vehicles to run on CNG, LPG, and electric will offer a cleaner fuel choice for these business operators without sacrificing availability, safety, or convenience.

Natural gas powers about 112,000 vehicles in the United State and roughly 14.8 million vehicles worldwide.  Natural gas vehicles which can run on compressed natural gas are good choices for high mileage centrally fueled fleets which operate within a limited area.  For vehicles needing to travel long distances, liquifed natural gas is a good choice.  CNG and LNG are considered alternative fuels under the Energy Policy Act of 1992.

Today’s fleets are increasingly interested in medium and heavy duty vehicles that use alternative fuels or advanced technologies that can help reduce operating costs, meet emission requirements and support US energy independence.  Vehicle and engine manufacturers are responding to this interest with a wide range of options across a steadily growing number of vehicle applications.

Our business expects to benefit from the availability of government tax incentives, such as tax credits and grants to encourage the use of natural gas in trucks, buses and other vehicles. On December 31, 2012, the United States Congress passed the American Tax Relief Act of 2012, which extended the Alternative Fuels Excise Tax Credit of U.S.$0.50 per gallon for LNG and U.S.$0.50 per GGE of CNG until December 31, 2013 and also made those credits retroactive to January 1, 2012. In addition, the Alternative Fuel Vehicle Fueling Infrastructure Credit of 30% of the cost of any qualified alternative fuel vehicle refuelling property placed in service during the taxable year, not to exceed U.S.$30,000 in the case of a property of a character subject to an allowance for depreciation, and U.S.$1,000 in any other case, was also extended until December 31, 2013 and made retroactive to January 1, 2012. There was also an extension and modification of the bonus depreciation provision that extends the 50% bonus depreciation through to January 1, 2014.

In the absence of federal legislation, individual states have initiated and passed bills to provide incentives to encourage the use of domestic energy sources such as natural gas. Texas Senate Bills 20 and 385 have been passed and authorize funding for approximately U.S.$16 million for natural gas vehicle rebates, which includes converting heavy-duty fleet vehicles to natural gas, and U.S.$4 million per year for the next two years for the establishment of natural gas stations between the cities of Dallas, San Antonio and Houston. California, through the CEC with funds through Assembly Bill 118, has established the Natural Gas Vehicle Buy-Down Program, a rebate program to incentivize the deployment of natural gas and propane vehicles in all weight classes in California. Funding for this program for 2012 was U.S.$12.7 million. No date for 2013 applications has been announced. California also has programs authorized by Proposition 1B that periodically make funding available to promote the use of cleaner heavy-duty trucks within the state. Pennsylvania through House Bill 1950 authorizes U.S.$20 million over three years in vehicle and transit grants of up to U.S.$20,000 per vehicle. Other states such as Louisiana, Oklahoma, and West Virginia offer state income tax credits for the purchase of alternative fuel vehicles including natural gas.

Greenkraft’s Principal Products and Services

Greenkraft currently offers two main products and services at this time:

1.	Commercial forward cabin trucks that run on alternative fuels such as compressed natural gas (CNG) or liquefied propane gas (LPG).

2.	Conversion of existing vehicles to run on alternative fuels such as CNG, or LPG.

Commercial Forward Cab Trucks with Alternative Fuels

We currently offer commercial trucks (Classes 3, 4, 5, 6, 7) with dedicated natural gas fuel system for 6.0 liter Greenkraft/General Motor (GM) engines for 14,000 lbs. and above gross vehicle weight rating (GVWR) trucks and custom chassis manufacturers.  Greenkraft offers a range of Class 3-7 cab-forward trucks based on chassis from JAC, China’s Anhui Jianghuai Automobile Company.  Greenkraft then installs 6.0-liter GM engines and its CNG fuel systems and adds Quantum Technologies’ tank systems in the vehicle.   The CNG fuel systems are assembled by Greenkraft using parts manufactured by various suppliers.  The chassis and cabin are imported from overseas and the powertrain is assembled in the chassis.  Prior to delivery and order of the chassis, Greenkraft provided specific design specifications to JAC to ensure that the chassis complied with US guidelines and specifications.  Greenkraft has received California Air Resources Board (CARB) and U.S. Environmental Protection Agency (EPA) certification of its 2013 and 2014 dedicated-compressed natural gas fuel systems for its 6.0-liter GM engines for 14,000 lbs. and above GVWR trucks.  Greenkraft completes assembly (through the use of employees provided by CEE, LLC, an entity controlled by our president George Gemayel) of the trucks and CNG fuel systems at its location in Santa Ana, CA.  Greenkraft uses its strategic partner, CEE, LLC for the testing of its engines prior to applying for the CARB and EPA certifications referred to above.  In addition, Greenkraft used CEE, LLC and G&K Automotive, another strategic partner, in connection with research and development activities.   See “—Strategic Partners” below.

Customers

Greenkraft has sold its alternative fuel trucks to Ryder System, Fox Transportation, Otto Environmental Systems, and City of Santa Monica.

●	Ryder System, Inc.—submitted purchase orders for 20 CNG trucks from Greenkraft. Greenkraft began delivery of these trucks in the third quarter of 2013.
●	Fox Transportation—submitted purchase orders for 30 CNG trucks and 40 propane trucks. Greenkraft began delivery of the trucks in third quarter of 2013.
●	Otto Environmental Systems – submitted a purchase order for 4 CNG trucks to be used in waste management industry. Greenkraft expects to begin delivery by January 2014.
●	City of Santa Monica – submitted a purchase order for 3 CNG trucks to be used in their fleet. Greenkraft expects to begin delivery by January 2014.

Funding for the incremental cost of the vehicles was provided by the California Energy Commission (CEC) and the Mobile Source for Pollution Reduction Review Committee.  The CEC provides up to (i) $20,000 per vehicle that are up to 26,000 LBS GVWR and (ii) $26,000 per vehicle that are over 26,000 LBS GVWR.  These funds are paid directly to us and taken in as deposits until actual delivery of the vehicles at which time it is deemed revenue.  We have received $1.140 million from the CEC related to the sale of CNG and propane trucks.

In addition, Greenkraft has dealer relationships with each of (i) Don Kahan Motor, Inc. for sales of CNG vehicles in Missouri and Kansas and parts of Illinois and (ii) A.R. Natural Gas Fueling Systems for sales of Greenkraft’s CNG vehicles in Pennsylvania.  Each of these dealers has placed an order for 25 of our CNG trucks.  We expect to start delivering trucks to these dealers in the second  half of 2014.   Greenkraft has had discussions with other dealers throughout the United States and intends to enter into formal relationships with these dealers upon completion and assembly of additional truck inventory. There is no guarantee that Greenkraft will enter into additional contracts or formal relationships with its current customers and additional dealers.

Convert Vehicles for Alternative Fuels

In addition to our offering of new commercial trucks in alternative fuels, we can convert other existing vehicles (such as vehicles manufactured by Ford or GM that do not currently run on alternative fuels) to allow engines to run on CNG or LPG instead of gas or diesel.   Greenkraft converted 20 Isuzu trucks to CNG operation for Fox Transportation in 2013. In addition, Greenkraft has converted vehicles for other dealers including, without limitation, Tom’s Truck Center, Borhner Trucks, Rush Trucks and Rentals, and Thorson Motors.  Prior to 2014, all vehicle conversions were completed with employees provided by CEE, LLC, an entity controlled by our president, George Gemayel.   Beginning in 2014, we intend to hire its own employees for vehicle conversions.  Until such employees are hired, we will continue to use personnel provided by CEE LLC.

Suppliers

Greenkraft has supplier relationships with each of Anhui Jianghuai Automobile Company (JAC Motors), General Motors and Quantum Technologies for supply of the chassis, engine and CNG tanks, respectively.

Anhui Jianghuai Automobile Company (JAC Motors)—Chassis

In October 2012, Greenkraft entered into an agreement with JAC Motors, a Chinese Truck Chassis Manufacturer for the supply of its chassis and cabins .  Greenkraft is entitled to use the JAC brand name for manufacturing and distribution of its trucks.  The Agreement is for a term of 5-years and will automatically be renewed for an additional 5-years if the product targets are met.

Greenkraft has relationships with other chassis suppliers.  In the event that its relationship was terminated with JAC Motors, Greenkraft is confident that it could procure a relationship with an alternative chassis supplier on commercially reasonable terms.

General Motors (GM)—Engines/Power Trains

In October 2011, Greenkraft entered into an agreement with GM under which Greenkraft will have access to GM motors and power trains for insertion into their alternative fuel trucks.  The agreement is for a 3-year term and expires on December 31, 2014.   Greenkraft has relationships with other suppliers of engines and power trains.  In the event that Greenkraft’s agreement with GM is terminated, it is confident that it could execute agreements with other suppliers for its engines on commercially reasonable terms.

Quantum Technologies—CNG tanks and tank assemblies

In December 2012, Greenkraft entered into $2.5 million purchase order and summary of terms with Quantum Fuel Systems, Inc. under which Quantum agreed to supply Greenkraft with 250 Type 4 30 GGE CNG cylinder tanks including assembly.

Greenkraft obtains most components for the alternative fuel trucks from various suppliers as discussed above.  In addition, the fuel systems are put together with different components from various suppliers.  All components are either procured from suppliers or made specifically by suppliers for Greenkraft.  Greenkraft does design certain components and brackets for use in its alternative fuel trucks and conversion systems and then contracts suppliers to make these items based on Greenkraft’s design and specification.

Strategic Partners

Greenkraft has a strategic relationship with CEE, LLC, an emission laboratory of which George Gemayel is the managing member.  CEE, LLC is recognized by EPA and CARB and has certified vehicles over 30 years. CEE has also provided its employees to Greenkraft for its truck assembly and conversion jobs with the salaries paid for by CEE which is reflected as a capital contribution to Greenkraft by Mr. Gemayel.   Greenkraft does not have a written agreement with CEE LLC governing this relationship.  Beginning in 2014, Greenkraft intends to hire its employees directly for truck assembly and intends to hire 10-20 employees in 2014 for truck assembly but will continue to use personnel provided by CEE LLC until such employees are hired.  In addition, Greenkraft will continue to use CEE for testing of its engines to ensure CARB compliance.

Greenkraft also works with an automotive technical division in the automotive safety compliance industry. G&K Automotive Conversion Inc. (“G&K”).  G&K is a California based company founded in 1982 to modify and certify foreign motor vehicles to meet the stringent vehicle safety and emission standards of the United States. G&K is certified as a Registered Importer (“RI”) by the Department of Transportation (“DOT”) and is certified as an Independent Commercial Importer (“ICI”) by the Environmental Protection Agency (“EPA”). G&K is also recognized by the California Air Resources board (“CARB”) as an approved motor vehicle modifier. G&K is able to provide DOT, EPA, and CARB certification services at a full-service state-of-the-art facility in Santa Ana, California.  Mr. George Gemayel is the president and controlling shareholder of G&K.  Greenkraft does not have a written agreement with G&K governing this relationship.

Sales Distribution Strategy

As discussed above, Greenkraft already has distribution agreements in place with each of (i) Don Kahan Motors, Inc. for sales of CNG vehicles in Missouri and Kansas parts of Illinois and (ii) A.R. Natural Gas Fueling Systems for sales of Greenkraft’s CNG vehicles in Pennsylvania.   In the event that Greenkraft’s relationship with either of these dealers terminated, Greenkraft has relationships with other dealers in these geographic areas and believes it could enter into additional agreements on commercially reasonable terms.Greenkraft intends to enter into distribution agreements with other dealers for other territories in the United States.  Greenkraft has already had discussions with distributors in New York, New Jersey, California and Oregon for formal distribution relationships, which it intends to formalize upon reaching a critical mass of inventory of its alternative fuel trucks.  Greenkraft believes partnering with dealers for distribution of its trucks will have certain advantages such as,  experienced trained sales force;  service network, existing customer base and should also serve to reduce marketing costs.

Employees

Immediately following the closing of the Acquisition, we had 2 employees, including our executive officers George Gemayel and Sosi Bardakjian.   Greenkraft intends to hire 10-20 employees in 2014.

Intellectual Property

We intend to rely on a combination of trademark, copyright, certifications and trade secret laws and disclosure restrictions to protect our intellectual property rights. We intend to maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and to control access to software, documentation and other proprietary information.

We will enter into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business in order to limit access to and disclosure of our proprietary information.

We will aggressively protect our intellectual property rights by relying on federal, state and common law rights, as well as a variety of administrative procedures.  We will pursue the registration of our trademarks, copyrights, and domain names in the U.S. and international jurisdictions.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. Failure to protect our proprietary rights adequately could significantly harm our competitive position and results of operations.

Governmental Programs, Incentives and Regulations

California Energy Commission (CEC)

The California Energy Commission is currently providing buy-downs related to the purchase of alternative fuel trucks to cover the incremental cost of purchasing alternative fuel vehicles.  Greenkraft received $1,140,000 from the CEC of which (i) $400,000 was applied to the buy-down of 20 CNG vehicles of 16,000 lbs.; (ii) $340,000 was applied to the buy down of 17 CNG vehicles of 14,500 lbs. and (iii) $400,000 was applied to the buy down of 40 propane vehicles of 14,500 lbs.

California Alternative Energy and Advanced Transportation Financing Authority Tax Incentives

We intend to apply for an arrangement with the California Alternative Energy and Advanced Transportation Financing Authority (CAEATFA) that could result in an exemption from California state sales and use taxes for sale of our trucks.

Regulatory Credits

In connection with the delivery and placement into service of our alternative fuel vehicles in the United Sates, we may be able to earn various tradable regulatory credits that can be sold to other manufacturers.

Under the Environmental Protection Agency’s (EPA) national greenhouse gas (GHG) emission standards, vehicle manufacturers are required to meet fleet-wide average carbon dioxide emissions standards for cars and trucks at increasingly lower levels annually from 2012 – 2025. Those manufacturers whose fleet wide average fails to meet such standards have a deficit in their emission profile. Those manufacturers whose fleet wide average performs better than such standards may earn credits. Manufacturers may sell excess credits to other manufacturers who can apply such credits to comply with these regulatory requirements. As a manufacturer solely of zero emission vehicles, we earn the full amount of GHG credits established by the standards on each vehicle sold. We have entered into agreements with another automobile manufacturer to sell the credits that we earn.

We may enter into contracts for the sale of credits with several automotive manufacturers, if and when such credits are earned by us.

Regulation—EPA Emissions & Certificate of Conformity

Our products are sold to commercial users.  Our alternative fuel engines are subject to approval for the U.S. EPA as well as state agencies such as the CARB.  We have received Certificates of Conformity from the EPA for our natural gas engines that go into vehicles (in excess of 14,000 lbs.) in both 2012, 2013, and 2014.  In addition the CARB has issued executive orders for 4.8 liter, and 6.0 liter CNG engines in 2012 and 6.0 liter propane engines in 2014 and 6.0 liter and 6.8 liter CNG engines in 2013 and 2014.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for vehicle emissions, technological advances in powertrain and shifting customer needs and expectations are causing the industry to evolve in the direction alternative fuel vehicles. We believe the primary competitive factors in our markets include but are not limited to:

•	product quality and safety;

•	service options;

•	product performance;

•	product price; and

•	manufacturing efficiency.

The worldwide automotive market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Employees

As of December 31. 2013, we had 2 full time employees. None of our employees are subject to a collective bargaining agreement or represented by a labor or trade union, and we believe that our relations with our employees are good. We may hire as additional full time employees as our financial condition improves.

DESCRIPTION OF PROPERTY

Our corporate headquarters are located at 2530 S. Birch Street, Santa Ana, CA 92707 and our telephone number is (714) 545-7777.   The property where our corporate offices are located is owned by First Standard Real Estate LLC, an entity which is controlled by our President George Gemayel.  We do not have a lease with First Standard Real Estate, LLC.  However, an amount equal to $400 per month has been accounted for as an additional capital contribution by Mr. Gemayel.  We have a lease for approximately 51,942 square feet of office and warehouse space at a rate of $17,500 per month with First Warner Properties, LLC, an entity controlled by our President George Gemayel.  Our lease ends on April 1, 2018.  We do not own any property.

LEGAL PROCEEDINGS

We are party to claims and litigation that arise in the normal course of business.  Management believes that the ultimate outcome of these claims and litigation will not have a material impact on our financial position or results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-K under the Securities Exchange Act of 1934) of our common stock as of February 7, 2014 by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) all of our executive officers and directors as a group. Except as otherwise listed below, the address of each person is 2530 S. Birch Street, Santa Ana, CA 92707.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned(1)	Percent of Class(1) (2)

George Gemayel	Common Stock	83,000,000	97.5

Sosi Bardakjian	Common Stock	0	*

Evan Ginsburg	Common Stock	0	*

Assadour (Ace) Sarafian	Common Stock	0	*

Miguel Pulido	Common Stock	0	*

All directors and executive officers as a group (5 persons):	Common Stock	83,000,000	97.5%

*Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are exercisable or convertible at or within 60 days of February 7, 2014 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2) Based upon 85,115,660 shares of common stock issued and outstanding as of February 7, 2014.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our directors and executive officers. All directors of the Company hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. The executive officers of the Company are appointed by our Board and hold office until their death, resignation or removal from office.  Unless otherwise indicated below, all officers and directors were elected or appointed on December 6, 2013.

NAME	AGE	POSITION
Executive Officers and Directors:

George Gemayel (1)	63	Chairman, President and Secretary
Sosi Bardakjian	35	Chief Financial Officer and Director
Evan Ginsburg	71	Director
Assadour (Ace) Sarafian	56	Director
Miguel Pulido	57	Director

(1)	Mr. Gemayel was appointed as an officer and director on May 16, 2013.

Biographical Information

George Gemayel, President, Secretary and Chairman of the Board of Directors.  Mr. Gemayel was appointed as President, Secretary and Chairman of our Board of Director on May 16, 2013.   Mr. Gemayal has extensive knowledge and experience in the automotive industry and in the fields of automotive emissions and testing. In 2008, Mr. Gemayel founded Greenkraft, Inc., a privately held manufacturer of trucks, engines, and alternative fuel systems that are powered by natural gas and propane fuels, and has been its Chief Executive Officer since that time. Since 1982, Mr. Gemayel has also been the President and sole director and shareholder of G & K Automotive, Inc., a California corporation that modifies and certifies foreign motor vehicles   Since 2000, Mr. Gemayel has been a member of CEE, LLC, a California limited liability company and full service vehicle and engine testing facility.

Sosi Bardakjian, Chief Financial Officer and Director. Ms. Bardakjian was appointed as our Chief Financial Officer and as a director in connection with the consummation of the Acquisition.  Ms. Bardakjian has been Chief Financial Officer of Greenkraft since its formation in October 2008.

Evan Ginsburg, Director.  Mr. Ginsburg was appointed as a Director in connection with the consummation of the Acquisition.   Mr. Ginsburg is an attorney, licensed to practice and in good standing in the State of California.  Since 1998,  Mr. Ginsburg has been the name partner in the Evan L. Ginsburg Law Offices.  Mr. Ginsburg received his undergraduate degree from Western Michigan University and his law degree from Western State University.

Assadour (Ace) Sarafian, Director.  Mr. Sarafian was appointed as a Director in connection with the consummation of the Acquisition. Since 1990, Mr. Sarafian has owned and operated Media Imports,Inc., a wholesale jewelry company.

Miguel Pulido, Director.  Mr. Pulido was appointed as a Director in connection with the consummation of the Acquisition.   Mr. Pulido currently serves as the Mayor of Santa Ana, a position he has occupied since 1994.  Prior to his election as  Mayor of Santa Ana, Mr. Pulido served on the Santa Ana City Council from 1986 to 1984. Mr. Pulido also currently serves on the Governing Board of the South Coast Air Quality Management District (AQMD), which is responsible for air pollution control and clean air standards to protect public health.  Mr. Pulido also serves as the Chair of the Energy Committee within the U.S. Conference of Mayors, a national organization dedicated to advocating public policy initiatives and funding programs to benefit cities. He is also a board member of the Fullerton Community Bank, Great Park Corporation, Pacific Symphony, Discovery Science Center, the UCI Foundation, and the Bowers Museum President’s Advisory Council.

Director Independence and Qualifications

Our Board of Directors has determined that Messrs. Ginsburg, Sarafian and Pulido are “independent” as defined under the standards set forth in Section 121A of the American Stock Exchange Company Guide.  In making this determination, the Board of Directors considered all transactions set forth under “Certain Relationships and Related Transactions” below.

We considered Mr. Gemayel’s prior experience in the automotive industry, including his positions with G & K Automotive, Inc., a California corporation that modifies and certifies foreign motor vehicles and CEE, LLC, a California limited liability company and full service vehicle and engine testing facility in concluding that he was qualified to serve as one of our directors. Regarding Ms. Bardakjian, we considered her experience in financial and accounting experience as important factors in concluding that she was qualified to serve as one of our directors..  Regarding Mr. Ginsburg, we considered his legal experience as an important factor in concluding that he was qualified to serve on our board of directors.  Regarding Mr. Sarafian, we considered his experience in owning and operating a successful business for over 30 years as important factors in concluding that he was qualified to serve on our board of directors.  Regarding Mr. Pulido, we considered his experience on the Energy Committee as well as the contacts and experience as Mayor of Santa Ana as important factors in concluding that he was qualified to serve as one of our directors.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

•
been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated or

•	has had any bankruptcy petition filed by or against any business of which he was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time.

Family Relationships

Sosi Bardakjian, our Chief Executive Officer is the niece of our President and controlling stockholder, George Gemayel.  There are no other family relationships among the individuals comprising our board of directors, management and other key personnel.

Board Committees

The Board intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an "audit committee financial expert." Additionally, the Board is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by the Board, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee.

Code of Ethics

We have not formally adopted a written code of ethics that applies to our board of directors, principal executive officer, principal financial officer and employees.

EXECUTIVE COMPENSATION

Officer and Director Compensation

None of the Company’s officers or directors received any compensation for services as officers or directors of the Company during the three (3) most recently completed fiscal years.  Greenkraft’s President, George Gemayel does not charge Greenraft a salary and therefore Greenkraft has recognized $52,000 of contributed salary expense in the years ended December 31, 2012 and 2011 and $39,000 on contributed salary expense in the nine months ended September 30, 2013.

Outstanding Equity Awards at Fiscal-Year End

There were no outstanding equity awards at the end of the Company’s last fiscal year.

Outstanding Equity Awards at Fiscal-Year End

There were no outstanding equity awards at the end of the Company’s last fiscal year.

Potential Payments upon Termination

None.

Employment Agreements

On the Closing Date, the Company did not have any employment agreements with any of its executive officers

Indemnity Agreements

The Company intends to enter into standard and customary indemnity agreements with each of our officers and directors obligating us to indemnify them from and against liability arising out of their service as an officer and/or director of our Company to the fullest extent permitted by applicable law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Acquisition of Greenkraft, Inc.

On December 5, 2013, the Company entered into a Share Exchange Agreement (the “Purchase Agreement”) with the sole stockholder (the “Stockholder”) of Greenkraft, Inc., a California corporation (“Greenkraft”), pursuant to which, the Company issued 83,000,000 shares (the “Company Shares”) of our common stock to the Stockholder in consideration of the Stockholder’s transfer of all of his 100,000,000 Greenkraft shares (the “Greenkraft Shares”) to our wholly-owned acquisition subsidiary, Greenkraft, Inc, a Nevada corporation (the “Acquisition Subsidiary)., at which time Greenkraft became Acquisition Subsidiary’s  wholly owned subsidiary (the “Acquisition”).

Prior to the Acquisition, Greenkraft was the Company’s controlling stockholder, owning approximately 68% of our common stock which it purchased in May 2013.  In addition, George Gemayel, Greenkraft’s sole shareholder, president and director, was appointed as the Company’s president and sole director in connection with their purchase of the controlling interest in May 2013.  The Greenkraft Shares exchanged for the Company shares were valued at $100,000,000 based on internal forecasts and EBITDA projections prepared by the common management of Greenkraft and the Company.  There was no third party independent valuation.

As a condition to the closing of the Acquisition, (i) 4,600,000 shares of the Company’s issued and outstanding common stock previously held by Greenkraft were cancelled pursuant to the terms of the Purchase Agreement (the “Cancelled Shares”); (ii) the Company agreed to appoint the other Greenkraft directors Sosi Bardakjian, Evan Ginsburg, Assadour (Ace) Sarafian and Miguel Pulido as our directors and (iii) Greenkraft was required to deliver audited financial statements from an independent audit firm registered with the PCAOB.   In addition, Mr. Gemayel resigned as the Company’s CFO and Sosi Bardakjian was appointed to replace him on the closing of the Acquisition.

Indemnity Agreements

The Company intends to enter into Indemnity Agreements with each person who became one of the Company’s directors or officers in connection with the consummation of the Acquisitions, pursuant to which, among other things, the Company will indemnify such directors and officers to the fullest extent permitted by applicable law, and provide for advancement of legal expenses under certain circumstances.

Other Agreements

Property Arrangements

Our corporate headquarters are located at 2530 S. Birch Street, Santa Ana, CA 92707 is owned by First Standard Real Estate LLC, an entity which is controlled by our President George Gemayel.  We do not have a lease with First Standard Real Estate, LLC and such space is provided on a rent-free basis.  Greenkraft records contributed rent of $2,400 per year related to this space.  The lease for 51,942 square feet of office and warehouse space at a rate of $17,500 per month with First Warner Properties, LLC, an entity controlled by our President George Gemayel.

Employee Arrangements with C.E.E., LLC (CEE)

CEE is full service vehicle and engine testing facility located in Santa Ana, California.  George Gemayel, president and controlling shareholder of Greenkraft is a member and president of CEE.   CEE performed testing for Greenkraft for engine certifications and CEE has provided its employees to Greenkraft for all engine conversion and truck assembly/manufacturing jobs.  All payments to CEE employees have been made directly by CEE and has been accounted for to Greenkraft as an additional capital contribution by Mr. Gemayel.  For the nine months ended September 30, 2013, Greenkraft recognized $168,750 of contributed research and development expense related to the engine certifications and $67,216 of contributed payroll expense related to shared employees.

Inventory Purchase

The Defiance Company LLC, an entity controlled by our President George Gemayel paid $700,800 to Anhui JiangHuai Automobile Co. on behalf of Greenkraft related to Greenkraft’s first 60 truck inventory chassis. These amounts are unsecured, due on demand and do not bear interest.   As of September 30, 2013, we owed Defiance $285,389 for amounts previously paid by Defiance on behalf of Greenkraft.

During 2011, First Industrial Properties, LLC, an entity controlled by Greenkraft’s President George Gemayel, loaned Greenkraft $1,000,000 to pay for inventory.  The amount is due on demand, unsecured and does not bear interest.

Loans from Officer

Mr. George Gemayel, as president and controlling shareholder of Greenkraft, has provided officer loans to Greenkraft, from time to time, to pay for certain expenses of Greenkraft.  As of September 30, 2013, Greenkraft owed a total of $1,941,916 to Mr. Gemayel and his related entities. All of these amounts are undocumented, unsecured, due on demand and do not bear interest.  During 2013, Greenkraft repaid Mr. Gemayel $68,034 for prior advances.  In addition, Mr. Gemayel does not charge Greenkraft a salary and therefore Greenkraft has recognized contributed salary expense of $39,000 for the nine months ended September 30, 2013 and $52,000 for the year ended December 31, 2012.

Pacific Premier Credit Facility

In March 2012, Greenkraft entered into an agreement with Pacific Premier Bank for a $3,500,000 line of credit.  This facility was securd by guarantees from Greenkraft’s President, George Gemayel, a trust controlled by Greenkraft’s President and CEE, LLC and First Standard Real Estate, LLC, entities controlled by Greenkraft’s President.  During 2012, $250,000 was drawn upon Greenkraft’s line of credit with Pacific Premier Bank and distributed to CEE, LLC, an entity controlled by Greenkraft’s President.  This was treated as a distribution to the owner of Greenkraft.

We believe that the foregoing transactions were in our best interests. It is our current policy that all transactions between us and our officers, directors and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested directors, are approved by vote of the stockholders, or are fair to us as a corporation as of the time it is us at is authorized, approved or ratified by the board. We will conduct an appropriate review of all related party transactions on an ongoing basis, and, where appropriate, we will utilize our audit committee for the review of potential conflicts of interest.

Director Independence

Our Board of Directors has determined that Messrs. Ginsburg, Sarafian and Pulido are “independent” as defined under the standards set forth in Section 121A of the American Stock Exchange Company Guide.  In making this determination, the Board of Directors considered all transactions set forth under “Certain Relationships and Related Transactions below.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Although quotations for the Company's Common Stock appear on the NASD over-the-counter Electronic Bulletin Board, there is no established trading market for the Common Stock. Since the Company obtained the ticker symbol (OTCQB: SGBL) on August 3, 2007, transactions in the Common Stock can only be described as sporadic. Consequently, the Company is of the opinion that any published prices cannot be attributed to a liquid and active trading market and, therefore, are not indicative of any meaningful market value. Furthermore, the Company cannot predict whether a more active market for our common stock will develop in the future.  In the absence of an active trading market:

(1) Investors may have difficulty buying and selling or obtaining market quotations;
(2) Market visibility for our common stock may be limited; and
(3) A lack of visibility of our common stock may have a depressive effect on the market price for our common stock.

The following table sets forth the range of high and low prices of our common stock for each period since May 1, 2011 as reported by the by the either the OTC Bulletin Board or the OTC Electronic Market. The prices reported represent prices between dealers, do not include markups, markdowns or commissions and do not necessarily represent actual transactions. On December 27, 2013, we changed our corporate name to “Greenkraft Inc.” and as a result our symbol changed to “GKIT” All share prices have been adjusted to reflect our 2-1 forward stock split effectuated on December 27, 2013.

May 1, 2011 to April 30, 2012	High	Low
First quarter	$0.125	$0.125
Second quarter	N/A	N/A
Third quarter	N/A	N/A
Fourth quarter	1.00	0.625

May 1, 2012 to April 30, 2013	High		Low
First quarter	$	N/A	$	N/A
Second quarter		N/A		N/A
Third quarter		N/A		N/A
Fourth quarter		1.00		1.00

May 1, 2013 to Present	High	Low
First quarter	$1.77	$1.50
Second quarter	1.75	1.75
Third quarter	1.70	1.70

Common Stock

Our Articles of Incorporation authorizes the issuance of up to 400,000,000 shares of common stock, par value $.001 per share (the “Common Stock”).  As of February 7, 2014, there were approximately 61 record holders of record of the Company's Common Stock.
Dividend Policy

The Company has not declared or paid any cash dividends on its common stock and does not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company’s earnings, if any, its capital requirements and financial condition and such other factors as the Board of Directors may consider.

Securities Authorized for Issuance Under Equity Compensation Plans.  We did not have any equity compensation plans as of the year ended December 31, 2013.

DESCRIPTION OF SECURITIES

We are authorized to issue an aggregate 400,000,000 shares of common stock, par value $0.001 per share.  As of February 7, 2014, 85,115,600 shares of our common stock were issued and outstanding.

Common Stock

All outstanding shares of our common stock are of the same class and have equal rights and attributes.

Voting.  The holders of our common stock are entitled to one (1) vote per share on all matters submitted to a vote of stockholders of the Company.  Our common stock does not have cumulative voting rights.  Persons who hold a majority of the outstanding shares of our common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election.

Dividends.  Subject to the preferential dividend rights and consent rights of any series of preferred stock that we may from time to time designate, holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by our Board out of funds legally available.

Liquidation and Dissolution.  In the event of liquidation, dissolution or winding up of the Company, subject to the preferential liquidation rights of any series of preferred stock that we may from time to time designate, the holders of our common stock are entitled to share ratably in all of our assets remaining after payment of all liabilities and preferential liquidation rights.

Registration Rights

Kodiak Capital Investment Agreement

On February 11, 2014, we entered into a registration rights agreement with Kodiak Capital, LLC under which its obligated to register the shares to be acquired by Kodiak pursuant to that certain Investment Agreement dated February 11, 2014 under which Kodiak agreed to purchase up to $5 million of our common stock, subject to certain conditions.

Anti-Takeover Provisions

Our articles of incorporation contain provisions that might have an anti-takeover effect. These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in control of our company.

As we have a large number of authorized but unissued shares, our board of directors could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Transfer Agent

The transfer agent and registrar for our common stock Island Stock Transfer, 15500 Roosevelt Blvd. Suite 301, Clearwater, FL 33760, Ph. (727) 289-0010.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Indeglia & Carney, LLP, Santa Monica, California.

EXPERTS

The financial statements of our company and its wholly owned subsdiary included in this prospectus and in the registration statement have been audited by MaloneBailey, LLP., independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

AVAILABLE INFORMATION

We are filing with the SEC this registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS
Sunrise Global, Inc. (now known as Greenkraft, Inc.), a Nevada corporation

Audited Statements

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Balance Sheets as of April 30, 2013 and 2012	F-2

Statements of Operations for the years ended April 30, 2013 and 2012 and for the period from September 27, 2006 (Inception) though April 30, 2013	F-3

Statements of Cash Flows for the years ended April 30, 2013 and 2012 and for the period from September 27, 2006 (Inception) though April 30, 2013	F-4

Statements of Changes in Stockholders’ Equity (Deficit) for the period from September 27, 2006 (Inception) though April 30, 2013	F-5

Notes to Financial Statements

Unaudited Financial Statements

Balance Sheets as of October 31, 2013 (unaudited) and April 30, 2013	F-9

Statements of Expenses for the Three and Six Month Periods Ended October 31, 2013 and 2012 and for the period from September 27, 2006 (Inception) through October 31, 2013	F-10

Statements of Cash Flows for the Six Months Ended October 31, 2013 and 2012 and for the period from September 27, 2006 (Inception) through October 31, 2013	F-11

Notes to Financial Statements	F-12

Greenkraft, Inc., a California corporation

Audited Statements

Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Balance Sheet as of September 30, 2013	F-25

Unaudited Pro Forma Consolidated Statement of Operations for the Nine Months Ended September 30, 2013	F-26

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2012	F-27

Notes to Pro Forma Consolidated Financial Statements	F-28

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sunrise Global Inc.
(A Development Stage Company)
Santa Ana, California

We have audited the accompanying balance sheets of Sunrise Global Inc. (a development stage company) (“Sunrise”) as of April 30,2013 and 2012, and the related statements of operations, cash flows and stockholders’ equity (deficit) for the years ended April 30, 2013 and 2012 and for the period from September 27, 2006 (inception) through April 30, 2013. These financial statements are the responsibility of Sunrise. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Sunrise is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise as of April 30, 2013 and 2012, and the results of its operations and its cash flows for the years ended April 30, 2013 and 2012 and for the period from September 27, 2006 (inception) through April 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Sunrise will continue as a going concern. As discussed in Note 2 to the financial statements, Sunrise has minimal operations and has since its inception accumulated a deficit, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONEBAILEY, LLP
www.malonebailey.com
Houston, Texas

August 12, 2013

SUNRISE GLOBAL INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	April 30, 2013	April 30, 2012
ASSETS:
Current assets:
Cash	$450	$992
Prepaid Expenses	549	549

TOTAL ASSETS	$999	$1,541

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):
Current liabilities:
Account payable	$1,800	$1,700
Advance from company officer	21,929	13,929

TOTAL LIABILITIES	23,729	15,629

Stockholders' Deficit:
Preferred Stock, $.001par value; 100,000,000 shares authorized, No share issued and outstanding at April 30, 2013 and April 30, 2012	-	-
Common Stock, $.001 par value; 100,000,000 shares authorized, 3,357,830 issued and outstanding at April 30, 2013 and April 30, 2012	3,358	3,358
Additional paid-in capital	192,425	192,425
Deficit accumulated during the development stage	(218,513)	(209,871)

Total Stockholders' Deficit	(22,730)	(14,088)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$999	$1,541

See the accompany summary of accounting policies and notes to the financial statements.

SUNRISE GLOBAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

			Inception
	For the year ended		(September 27, 2006)
	April 30		through April 30,
	2013	2012	2013

Total Revenue	$-	$-	$14,886

Cost of goods sold	-	-	10,560

Selling, General and Administrative:
Website development costs	$-	$-	$5,000
General and administrative expenses	8,642	10,657	215,517

Loss from operations	8,642	10,657	216,191

Other Expense:
Interest income net of interest (expense)	-	-	(2,322)

Net Loss	$(8,642)	$(10,657)	$(218,513)

Net Loss per share - basic and diluted	$(0.00)	$(0.00)	n/a

Weighted average share outstanding - basic and diluted	3,357,830	3,357,830	n/a

See the accompany summary of accounting policies and notes to the financial statements.

SUNRISE GLOBAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASHFLOWS

	For the year ended		Inception (September 27, 2006)
	April 30		through
	2013	2012	April 30, 2013

Cash Flows from Operating Activities:
Net Loss	$(8,642)	$(10,657)	$(218,513)
Adjustments to reconcile net loss to net cash used in operating activities:
Stocks issued for services	-	-	135,000
Stocks issued for interest expenses	-	-	9,483
Changes in:
Prepaid expenses	-	-	(549)
Accounts payable	100	1,600	1,800
Accrued interest	-	-	-

Net Cash Flows Used by Operations	(8,542)	(9,057)	(72,779)

Cash Flows from Financing Activities:
Advance from company officer - net	8,000	375	25,695
Proceeds from convertible note payable to related party	-	-	300,000
Payment on related party loan	-	-	(303,766)
Proceed from stock for cash	-	-	51,300

Net Cash Flows Provided by Financing Activities	8,000	375	73,229

Net Increase (Decrease) in Cash	(542)	(8,682)	450

Cash and cash equivalents - Beginning of period	992	9,674	-

Cash and cash equivalents - End of period	$450	$992	$450

SUPPLEMENTARY INFORMATION
Interest Paid	$-	$-	$-
Taxes Paid	$-	$-	$-

  See the accompany summary of accounting policies and notes to the financial statements.

SUNRISE GLOBAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FROM SEPTEMBER 27, 2006 (INCEPTION) THROUGH APRIL 30, 2013

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Development	Stockholders'
	Number of Shares	Amount	Capital	Stage	Equity

Inception - September 27, 2006	-	$-	$-	$-	$-

Issuance of stock to founder	1,500,000	1,500	8,500	-	10,000
Issuance of stock to consultant for service	50,000	50	4,950	-	5,000
Issuance of stock to investors for cash	413,000	413	40,887	-	41,300
Net loss	-	-	-	(5,702)	(5,702)
Balance - April 30, 2007	1,963,000	1,963	54,337	(5,702)	50,598
Issuance of stock to consultant for service	100,000	100	9,900	-	10,000
Issuance of stock to company officer	1,200,000	1,200	118,800	-	120,000
Issuance of stock to pay accrued interests	94,830	95	9,388	-	9,483
Net loss	-	-	-	(163,465)	(163,465)
Balance - April 30, 2008	3,357,830	3,358	192,425	(169,167.25)	26,616
Net loss	-	-	-	(9,429)	(9,429)
Balance - April 30, 2009	3,357,830	3,358	192,425	(178,596.38)	17,187
Net loss	-	-	-	(9,759)	(9,759)
Balance - April 30, 2010	3,357,830	3,358	192,425	(188,355)	7,428
Net loss	-	-	-	(10,859)	(10,859)
Balance - April 30, 2011	3,357,830	$3,358	$192,425	$(199,214)	$(3,431)
Net loss	-	-	-	(10,657)	(10,657)
Balance - April 30, 2012	3,357,830	$3,358	$192,425	$(209,871)	$(14,088)
Net loss	-	-	-	(8,642)	(8,642)
Balance - April 30, 2013	3,357,830	$3,358	$192,425	$(218,513)	$(22,730)

See the accompany summary of accounting policies and notes to the financial statements.

SUNRISE GLOBAL INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Sunrise Global, Inc (“we”, “our” or “Sunrise”) was incorporated in the state of Nevada on September 27, 2006. Sunrise was formed to sell recycled industrial waste material to customers in China. The main operations and services of Sunrise are hoped to include the acquisition of recyclable materials such as scrap metals, plastic, cardboard, and paper sourced from suppliers and the resale of such material to customers in China.  The Company complies with Statement of Financial Accounting Standard ASC 915-15 for its characterization of the Company as development stage.

Use of Estimates

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statements of operations. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, Sunrise considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of April 30, 2013 and 2012, cash only consisted of monies held in checking accounts and CD accounts.

Revenue Recognition

Revenue is recognized when goods are shipped to the customer. Sunrise considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, services have been provided, and collectability is reasonably assured. Goods are sold “as is” and are not returnable.

Income taxes

Sunrise recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Sunrise provides a valuation allowance for deferred tax assets for which it does not consider realization to be more likely than not.

Sunrise's currency exposure is insignificant and immaterial and we do not use derivative instruments to reduce its potential exposure to foreign currency risk.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates.  No adjustments have been made in the current period.

Stock Based Compensation

Sunrise accounts for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of ASC 718, Share-Based Payments and Staff Accounting Bulletin No. 107, Share-Based Payments.  The company accounts for the stock options issued to non-employees in accordance with the provisions of  ASC 718, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration other Than Employee Services under ASC 718 and ASC 550.

The Company did not grant any stock options during the period from inception (September 27, 2006) through April 30, 2013.

Net Loss Per Share Data

Basic and diluted net loss per common share are presented in conformity with the ASC 260, “Earnings Per Share”. Diluted net loss per share is the same as basic net loss per share as the inclusion of outstanding options and warrants until their exercise would be anti-dilutive.  Basic net income per share is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding during the year (denominator).  Diluted net income per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the year. For the years ended at April 30, 2013 and 2012, Sunrise had no dilutive potential common shares.

Recently issued accounting pronouncements

Sunrise does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Sunrise’s results of operations, financial position or cash flow.

NOTE 2 - GOING CONCERN

Since its inception, Sunrise has incurred losses and has been dependent on its current cash and cash advanced by its majority owner to fund its operations. As of April 30, 2013, Sunrise has an accumulated deficit. The ability of Sunrise to emerge from the development stage with respect to its planned principal business activity is dependent upon its success in raising additional equity financing and attaining profitable operations. Management plans to seek additional capital through private placements and public offerings of its common stock. There is no guarantee that Sunrise will be able to complete any of the above objectives. These factors raise substantial doubt regarding Sunrise's ability to continue as a going concern.

NOTE 3 - INCOME TAXES

Sunrise uses the asset and liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. Since inception on September 27, 2006 to April 30, 2013, Sunrise incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $74, 000 at April 30, 2013, and expires beginning in 2028.

Deferred tax assets consisted of the following:

	April 30, 2013	April 30, 2012
Deferred tax assets	$25,172	$22,234
Less: valuation allowance	(25,172)	(22,234)
Net deferred tax asset	$-	$-

NOTE 4 – Common Stock

On November 02, 2006, Sunrise issued 1,500,000 common founder shares to its chief executive officer for $10,000 cash.

On December 02, 2006, Sunrise issued 50,000 common shares to pay for the website development costs valued at $5,000.

From January 2007 to May 2007, Sunrise issued 413,000, common shares to raise $41,300 from a private placement of securities.

On October 19, 2007, Sunrise issued 100,000 common shares valued at $0.10 per share for services to Island Stock Transfer, for account setup and stock transfer services.

On February 06, 2008, Sunrise issued 94,830 common shares to pay for accrued interest on note payable as of January 31, 2008 totaling $9,483.

On March 26, 2008, Sunrise issued 1,200,000 common shares to as stock award to its president for his services in 2008 valued at $120,000.

NOTE 5 - RELATED PARTY TRANSACTIONS

Sunrise neither owns nor leases any real or personal property. Sunrise’s principal office is in the office of our president pursuant to a verbal agreement on a rent-free month-to-month basis. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers / directors are involved in other business activities and may, in the future, become involved in other business opportunities that become available; such persons may face a conflict in selecting between Sunrise and their other business interests. Sunrise has not formulated a policy for the resolution of such conflicts.

On September 12, 2007, Sunrise borrowed $300,000 under a convertible promissory note payable to a Sunrise’s president’s brother maturing December 31, 2008 with interest payable at the rate of 8% per annum commencing on September 12, 2007. The principal amount of the Note, in multiples of $50,000, can be converted into shares of Sunrise’s common stock at a conversion price of $0.10 per share. These shares have piggy-back rights for registration. Sunrise evaluated the conversion option under ASC 815and ASC 815-15 for consideration of derivative accounting and concluded the conversion option did not qualify for derivative accounting. Sunrise also evaluated the conversion option under ASC 470-20 for consideration of beneficial conversion feature and concluded the conversion option did not contain a beneficial conversion feature.

On February 6, 2008, Sunrise paid back Sunrise’s president’s brother the principal amount of $300,000 for the convertible note payable. Accrued interest totaling $9,483 as of January 31, 2008 was converted into Sunrise’s common stock at a conversion price of $0.10 per share. Accrued interest on note payable from February 1, 2008 to February 6, 2008 totaling $339 will be paid back with cash.

Since inception on September 27, 2006 to April 30, 2008, the chief executive officer of Sunrise has advanced $3,766 to pay expenses incurred by the Company. These advances are unsecured, non-interest bearing and have no fixed terms of repayment. They were repaid in fiscal 2009.

During the fiscal year ended April 30, 2008, the Company issued 1,200,000 shares of its Restricted Common Stock to its president as compensation for his services for the Company valued at $120,000.

During the fiscal year ended April 30, 2010, the Company paid back Sunrise’s president’s brother the accrued interest on note payable from February 1, 2008 to February 6, 2010 with an amount of $339.

During the fiscal year ended April 2011, the chief executive officer of Sunrise has advanced $3,500 to pay retainer of auditing fee for the annual financial statements ended April 2010, and loaned $10,000 to the company. These advances and loan are unsecured, non-interest bearing and have no fixed terms of repayment.  At April 30, 2011, a total of $13,554 was due to the chief executive officer of Sunrise.

During the fiscal year ended April 2012, the chief executive officer of Sunrise has advanced $375 to pay the annual list payment to Nevada Secretary of State. This advance is unsecured, non-interest bearing and have no fixed terms of repayment. At April 30, 2012, a total of $13,929 was due to the chief executive officer of Sunrise.

During the fiscal year ended April 2013, the former chief executive officer of Sunrise has advanced in total $8,000 to pay auditing and transfer agent fee. These advances are unsecured, non-interest bearing and have no fixed terms of repayment. At April 30, 2013, a total of $21,929 was due to the chief executive officer of Sunrise.

SUNRISE GLOBAL INC.
(A Development Stage Company)
BALANCE SHEETS
(Unaudited)

	October 31, 2013	April 30, 2013

ASSETS:
Current assets:
Cash	$-	$450
Prepaid Expenses	549	549

TOTAL ASSETS	$549	$999

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Account payable	1,800	1,800
Advance from company officers	28,796	21,929

TOTAL LIABILITIES	$30,596	$23,729

Stockholders' Deficit:
Common Stock, $.001 par value; 200,000,000 shares authorized,
3,357,830 issued and outstanding at October 31, 2013 and April 30, 2013	3,358	3,358
Additional paid-in capital	192,425	192,425
Deficit accumulated during the development stage	(225,830)	(218,513)

Total Stockholders' Deficit	(30,047)	(22,730)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$549	$999

See accompanying notes to unaudited financial statements

SUNRISE GLOBAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF EXPENSES
(Unaudited)

					Inception
	For the three months ended		For the six months ended		(September 27, 2006) through
	October 31		October 31		October 31,
	2013	2012	2013	2012	2013

Total Revenue	$-	$-	$-	$-	$14,886

Cost of goods sold	-	-	-	-	10,560

Selling, General and Administrative:
Website development costs	$-	$-	$-	$-	5,000
General and administrative expenses	2,767	4,746	7,317	9,144	222,834

Loss from operations	2,767	4,746	7,317	9,144	223,508

Other Expense:
Interest income net of interest expense	-	-	-	-	(2,322)

Net Loss	$(2,767)	$(4,746)	$(7,317)	$(9,144)	$(225,830)

Net Loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)	n/a

Weighted average share outstanding - basic and diluted	3,357,830	3,357,830	3,357,830	3,357,830	n/a

See accompanying notes to unaudited financial statements

SUNRISE GLOBAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(Unaudited)

			Inception
	For the six months ended		(September 27, 2006)
	October 31		through
	2013	2012	October 31, 2013

Cash Flows from Operating Activities:
Net Loss	$(7,317)	$(4,746)	$(225,830)
Adjustments to reconcile net loss to net cash used in operating activities:
Stocks issued for services	-	-	135,000
Stocks issued for interest expenses	-	-	9,483
Changes in:
Prepaid expenses	-	-	(549)
Accounts payable	-	-	1,800

Net Cash Flows Used in Operating Activities	(7,317)	(4,746)	(80,096)

Cash Flows from Financing Activities:
Advance from company officer	6,867	4,000	32,562
Proceeds from convertible note payable to related party	-	-	300,000
Payment on related party loan	-	-	(303,766)
Proceed from stock for cash	-	-	51,300

Net Cash Flows Provided in Financing Activities	6,867	4,000	80,096

Net Increase (Decrease) in Cash	(450)	(746)	0

Cash and cash equivalents - Beginning of period	450	992	-

Cash and cash equivalents - End of period	$0	$246	$0

SUPPLEMENTARY INFORMATION
Interest Paid	$-	$-	$-
Taxes Paid	$-	$-	$-

See accompanying notes to unaudited financial statements

SUNRISE GLOBAL INC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Sunrise Global, Inc. (Sunrise) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with Sunrise’s audited 2013 annual financial statements and notes thereto contained in Sunrise’s Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements, which would substantially duplicate the disclosure required in Sunrise’s fiscal 2013 financial statements have been omitted.

NOTE 2 - GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies Sunrise will continue to meet its obligations and continue its operations for the next fiscal year. Realization value may be substantially different from carrying values as shown and these financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Sunrise be unable to continue as a going concern.  Through October 31, 2013, Sunrise has only generated small amount of revenue to date and has accumulated losses since inception.  These conditions raise substantial doubt as to Sunrise’s ability to continue as a going concern.  The continuation of Sunrise as a going concern is dependent upon the continued financial support from its shareholders, the ability of Sunrise to obtain necessary equity financing to continue operations, and the attainment of profitable operations. The financial statements do not include any adjustments that might be necessary if Sunrise is unable to continue as a going concern.

NOTE 3 – ADVANCES FROM OFFICER

The balance due from advances from officers increased by $2,767 during the three months ended October 31, 2013 and by $6,867 during the six months ended October 31, 2013 .  Advances are unsecured, bear no interest and are due on demand.

NOTE 4 – SUBSEQUENT EVENTS

On December 5, 2013, Sunrise Global Inc. entered into a Share Exchange Agreement (the “Purchase Agreement”) with the sole stockholder (the “Stockholder”) of Greenkraft, Inc., a California corporation (“Greenkraft”), pursuant to which, on December 6, 2013 (the “Closing Date”), Sunrise Global issued 41,500,000 shares of its common stock to the Stockholder in consideration of the Stockholder’s transfer of all of his Greenkraft shares to its wholly-owned acquisition subsidiary, Greenkraft, Inc, a Nevada corporation (the “Acquisition Subsidiary)., at which time Greenkraft became Acquisition Subsidiary’s  wholly owned subsidiary (the “Acquisition”).  As a condition to the closing of the Acquisition, on the Closing Date, 2,300,000 shares of Sunrise Global’s issued and outstanding common stock previously held by Greenkraft were cancelled pursuant to the terms of the Purchase Agreement. As a result of the Acquisition, Sunrise Global experienced a change in control, with the Stockholder acquiring control of Sunrise Global.  Additionally, as a result of the Acquisition, Sunrise Global ceased being a shell company.

On December 12, 2013, Greenkraft, Inc., a Nevada corporation, merged with and into Sunrise Global, Inc, and in connection therewith, the surviving entity changed its name to Greenkraft, Inc. effective December 27, 2013.  Pursuant to the Nevada Revised Statutes, the name change may be effectuated by means of a short-form merger, which may be authorized by Sunrise Global’s board of directors without stockholder approval.

On December 13, 2013, Sunrise Global filed a certificate of change pursuant to Nevada Revised Statutes 78.209 to (i) increase its authorized common stock from 200,000,000 to 400,000,000 shares and to and (ii) effectuate a 2-for-1 forward-split of its common stock.  The Certificate of Change was filed with an effective date of December 27, 2013. Pursuant to the Nevada Revised Statutes, Sunrise Global’s board of directors is authorized to effectuate the forward stock split without stockholder approval.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Greenkraft, Inc.
Santa Ana, California

We have audited the accompanying balance sheets of Greenkraft, Inc. (the “Company”) as of December 31, 2012 and 2011 and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended.   These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and the related results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey, LLP
www.malone-bailey.com
Houston, Texas

December 10, 2013

Greenkraft, Inc.
Balance Sheets

	December 31,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$832,430	$1,408,371
Inventories	373,540	45,074
Deposits on inventory	1,005,679	40,000
Total current assets	2,211,649	1,493,445
Other assets	7,150	-
Total assets	$2,218,799	$1,493,445
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$137,843	$41,344
Accrued liabilities	406,000	395,000
Deferred income	584,955	149,955
Line of credit	271,024	-
Related party debt	2,009,950	1,329,150
Total current liabilities	3,409,772	1,915,449
Equity:
Stockholders’ equity:
Common stock, 500,000,000 shares authorized, 100,000,000 issued and outstanding	-	-
Additional paid-in capital	740,972	599,384
Accumulated Deficit	(1,931,945)	(1,021,388)
Total stockholders’ equity	(1,190,973)	(422,004)
Total liabilities and stockholders' equity	$2,218,799	$1,493,445

The accompanying notes are an intergral part of these financial statements.

Greenkraft, Inc.
Statements of Operations

	Year Ended December 31,	Year Ended December 31,
	2012	2011
Revenue	$236,011	$26,333

Costs and expenses:
Cost of revenue	140,838	-
Research and development	322,938	176,315
Selling, general and administrative	662,438	577,285
Total costs and expenses	1,126,214	753,600
Operating loss	(890,203)	(727,267)
Interest expense, net	(24,037)	-
Interest income	3,684	892
Net loss	$(910,556)	$(726,375)

The accompanying notes are an intergral part of these financial statements.

Greenkraft, Inc.
Statement of Stockholders' Equity
Years Ended December 31, 2011 and 2012

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Deficit

Balances, December 31, 2010	100,000,000	$-	$215,684	$(295,013)	$(79,329)

Contributed payroll	-	-	96,378	-	96,378

Contributed officer salary	-	-	52,000	-	52,000

Contributed research and development	-	-	232,922	-	232,922

Contributed rent	-	-	2,400	-	2,400

Net loss	-	-	-	(726,375)	(726,375)

Balances, December 31, 2011	100,000,000	-	599,384	(1,021,388)	(422,004)

Contributed payroll	-	-	121,324	-	121,324

Contributed officer salary	-	-	52,000	-	52,000

Contributed research and development	-	-	234,973	-	234,973

Contributed rent	-	-	2,400	-	2,400

Distributions to owner	-	-	(269,109)	-	(269,109)

Net Loss	-	-	-	(910,556)	(910,556)

Balances, December 31, 2012	100,000,000	$-	$740,972	$(1,931,945)	$(1,190,973)

The accompanying notes are an intergral part of these financial statements.

Greenkraft, Inc.
Statements of Cash Flows

	Year Ended December 31,	Year ended December 31,
	2012	2011
Cash flows from operating activities:
Net loss	$(910,557)	$(726,375)
Adjustments to net loss to reconcile net loss to net cash used in operating activities:
Contributed payroll	121,324	96,378
Contributed rent	2,400	2,400
Contributed research and development	234,973	232,922
Contributed officer salary	52,000	52,000
Changes in operating assets and liabilities:
Inventory	(328,466)	(85,074)
Deposits on inventory	(965,679)	(40,000)
Other assets	(7,150)	26,336
Accounts payable	96,499	25,372
Accrued liabilities	435,000	395,000
Deferred income	11,000	125,007
Net cash used in operating activities	(1,258,656)	103,966

Cash flows from financing activities:
Borrowings under lines of credit	21,024	-
Borrowing on related party debt	680,800	1,010,000
Distributions to owner	(19,109)	-
Net cash provided by financing activities	682,715	1,010,000
Net change in cash	(575,941)	1,113,966
Cash at beginning of period	1,408,371	254,405
Cash at end of period	$832,430	$1,368,371

Supplemental cash flow information:
Cash paid for interest	$24,037	$-
Cash paid for income taxes	$-	$-

Non cash investing and financing activities:
Distribution of bank line of credit proceeds to owner	$250,000	$-

The accompanying notes are an intergral part of these financial statements.

GREENKRAFT, INC.
NOTES TO FINANCIAL STATEMENTS
(audited)

NOTE 1 – DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business.  Greenkraft Inc. was incorporated in California on October 31, 2008, Greenkraft designs, develops,  and manufactures compressed natural gas (CNG) and Liquid Propane Gas (LPG) forward cabin trucks, alternative fuel systems and alternative fuel engines.

Since inception, Greenkraft has primarily been involved in manufacturing and supplying CNG and LPG forward cabin trucks heavy duty over 14,000 LBS GVWR and alternative fuel systems for heavy duty engines for over 14,000 LBS GVWR. We also design, engineer and manufacture alternative fuel engines primarily for use in the transportation industries.

Our products and services are designed to offer our customers a clean and cost-effective alternative to gasoline and diesel powered vehicles, which, in turn, enables our customers to benefit from significantly lower fuel prices, contribute to a cleaner environment, meet average fuel economy mandates, and help our country reduce its dependence on foreign oil.

The current market for CNG and LPG and other alternative fuel systems is the emerging world market for alternative fuel, commercial, fleet, industrial and military vehicles. We sell our products and services direct to dealers, vehicle level original equipment manufacturers (OEM), system integrators for OEM level applications and through aftermarket integrators.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements. We regularly evaluate estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from those estimates.

Revenue recognition - Greenkraft recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the product is shipped or delivered to the customer.  Cash payments received prior to delivery of products are deferred until the products are delivered.

Cash and cash equivalents – Cash equivalents are highly liquid investments with an original maturity of three months or less.

Inventories – Inventories are stated at the lower of cost of market using the first-in, first-out (FIFO) cost method of accounting.   Inventories consist of raw materials purchased for the purpose of expected truck engine conversions.

Research and development – Costs incurred in connection with the development of new products and manufacturing methods are charged to selling, general and administrative expenses as incurred. During the years ended December 31, 2012 and 2011, $322,938 and $176,315, respectively, were expensed as research and development costs.

Income taxes - Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

We have net operating loss carryforwards available to reduce future taxable income. Future tax benefits for these net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that we will not realize a future tax benefit, a valuation allowance is established.

Recently issued accounting pronouncements – We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

NOTE 2 – RELATED PARTY TRANSACTIONS

First Standard Real Estate, LLC is the owner of 2530 S. Birch Street, Santa Ana, CA 92707 where Greenkraft uses office space.  Our CEO is a member of First Standard Real Estate.  Since 2008 Greenkraft has used office space from First Standard Real Estate as its headquarters on a rent free basis.  Greenkraft records contributed rent of $2,400 per year related to this space.

The Defiance Company LLC paid $700,800 for the purchase of inventory during fiscal 2012.  The Defiance Company, LLC is owned by our CEO.   This amount was recorded as a related party debt to the Defiance Company LLC as of December 31, 2012.  The amount is due on demand, unsecured and does not bear interest.

CEE, LLC performed testing for Greenkraft for engine certifications and also shares employees with Greenkraft.  Our CEO is a member of CEE, LLC.  For the years ended December 31, 2012 and 2011, Greenkraft recognized $234,973 and $233,922 of contributed research and development expense related to the engine certifications and $121,324 and $96,378 of contributed payroll expense related to the shared employees.  Additionally, CEE, LLC borrowed $250,000 from Greenkraft’s bank line of credit during fiscal 2012.  See Note 3.

In 2011, First Industrial properties, LLC loaned $1,000,000 to Greenkraft to pay for inventory.  Our CEO is a member of First Industrial Properties, LLC.  The amount is due on demand, unsecured and does not bear interest.

As of December 31, 2012 and 2011, including loans mentioned above, Greenkraft owed a total of $2,009,950 and $1,329,150 to our owner and his related entities.  In addition to the activity above, the Company received a $10,000 advance in fiscal 2011 and repaid $20,000 in fiscal 2012.   All amounts are due on demand, unsecured and do not bear interest.

Our CEO does not charge us a salary and therefore we have recognized $52,000 for the years ended December 31, 2012 and 2011 of contributed salary expense.

NOTE 3 – LINE OF CREDIT

In March 2012, Greenkraft entered into an agreement with Pacific Premier Bank for a $3,500,000 line of credit.  The line of credit was due on April 10, 2013and bears interest at the prime rate plus 1%.  The line of credit is secured by certain real property owned by the majority shareholder and inventory.

During fiscal 2012, $250,000 was transferred under this line of credit to CEE, LLC, a related entity.  See Note 2.

NOTE 4 - INCOME TAXES

Greenkraft uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2012 and 2011, we incurred net losses and therefore, had no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $912,000 and $60,000 at December 31, 2012 and 2011, and will expire beginning in the year 2031.

Deferred tax assets due to net operating losses were approximately $310,000 and $20,000 as of December 31, 2012 and 2011 and were fully reserved.

NOTE 5 – SUBSEQUENT EVENTS

In 2013, Greenkraft drew $765,000 on its line of credit described in Note 3.  On July 15, 2013 the maturity date of the facility was extended to December 10, 2013 and the maximum amount available under such facility was reduced to $2 million.

In May 2013, Greenkraft, Inc. acquired a majority share of Sunrise Global, Inc. for $125,000 in a private transaction.  Sunrise Global, Inc. is a development stage company with nominal assets and liabilities and no revenues to date.  As a result, the entire purchase price was allocated to goodwill and immediately impaired due to Sunrise Global, Inc. having no operations or expected future cash flows.

Greenkraft, Inc.
Consolidated Balance Sheets

	September 30,	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$411,432	$832,430
Inventories	2,381,619	373,540
Deposits on inventory	178,926	1,005,679
Total current assets	2,971,977	2,211,649
Deposit	-	7,150
Equipment	117,874	-
Total assets	$3,089,851	$2,218,799
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$310,707	$137,843
Accounts payable - related parties	285,389	-
Accrued liabilities	39,000	406,000
Deferred income	928,205	584,955
Line of credit	1,036,024	271,024
Related party debt	1,941,916	2,009,950
Total current liabilities	4,541,241	3,409,772
Equity:
Stockholders’ equity:
Common stock, 500,000,000 shares authorized, 100,000,000 issued and outstanding, no par value	-	-
Additional paid-in capital	1,017,738	740,972
Accumulated Deficit	(2,469,128)	(1,931,945)
Total stockholders’ equity	(1,451,390)	(1,190,973)
Total liabilities and stockholders' equity	$3,089,851	$2,218,799

The accompanying notes are an intergral part of these unaudited consolidated financial statements.

Greenkraft, Inc.
Consolidated Statements of Operations

	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012
Revenue	$1,924,317	$178,547

Costs and expenses:
Cost of revenue	1,189,644	113,439
Research and development	248,965	274,488
Selling, general and administrative	981,624	288,198
Total costs and expenses	2,420,233	676,125
Operating loss	(495,916)	(497,578)
Interest expense, net	(41,411)	(21,424)
Interest income	144	1,997
Net loss	$(537,183)	$(517,005)

The accompanying notes are an intergral part of these unaudited consolidated financial statements.

	Three Months Ended	Three Months Ended
	September 30, 2013	September 30, 2012
Revenue	$1,515,432	$150,924

Costs and expenses:
Cost of revenue	969,591	93,450
Research and development	85,996	95,811
Selling, general and administrative	262,499	91,461
Total costs and expenses	1,318,086	280,722
Operating loss	197,346	(129,798)
Interest expense, net	(15,961)	(223)
Interest income	4	648
Net income (loss)	$181,389	$(129,374)

The accompanying notes are an intergral part of these unaudited consolidated financial statements.

Greenkraft, Inc.
Consolidated Statements of Cash Flows

	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012
Cash flows from operating activities:
Net loss	$(537,183)	$(517,005)
Adjustments to net loss to reconcile net loss to net cash used in operating activities:
Contributed payroll	67,216	90,993
Contributed rent	1,800	1,800
Contributed research and development	168,750	176,230
Contributed officer salary	39,000	39,000
Changes in operating assets and liabilities:
Inventory	(1,002,400)	(32,303)
Deposits on inventory	(178,926)	40,000
Other assets	7,150	-
Accounts payable	172,864	(41,234)
Accounts payable - related parties	285,389	-
Accrued liabilities	(367,000)	8,500
Deferred income	343,250	435,000
Net cash used in operating activities	(1,000,090)	200,981

Cash flows from investing activities:
Cash paid for purchase of equipment	(117,874)	-
Net cash used in investing activities	(117,874)	-

Cash flows from financing activities:
Borrowings under lines of credit	765,000	21,024
Borrowing (repayments) on related party debt	(68,034)	(20,000)
Distributions to owner	-	(19,109)
Net cash provided by financing activities	696,966	(18,085)
Net change in cash	(420,998)	182,896
Cash at beginning of period	832,430	1,408,371
Cash at end of period	$411,432	$1,591,267

Supplemental cash flow information:
Cash paid for interest	$24,037	$-
Cash paid for income taxes	$-	$-

Non cash investing and financing activities:
Deposits on inventory transferred to inventory	$1,005,679	$-
Distribution of bank line of credit proceeds to owner	$-	$250,000

The accompanying notes are an intergral part of these unaudited consolidated financial statements.

GREENKRAFT, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s most recent Annual Financial Statements filed with the SEC. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal period have been omitted.

NOTE 2 – RELATED PARTY TRANSACTIONS

First Standard Real Estate, LLC is the owner of 2530 S. Birch Street, Santa Ana, CA 92707 where Greenkraft uses office space.  Our CEO is a member of First Standard Real Estate.  Since 2008 Greenkraft has used office space from First Standard Real Estate as its headquarters on a rent free basis.  Greenkraft records contributed rent of $2,400 per year related to this space.

The Defiance Company, LLC is owned by our CEO.   As of September 30, 2013 accounts payable to Defiance is $285,389 for amounts paid by Defiance Company, LLC on behalf of Greenkraft.

CEE, LLC performed testing for Greenkraft for engine certifications and also shares employees with Greenkraft.  Our CEO is a member of CEE, LLC.  For the nine months ended September 30, 2013, Greenkraft recognized $168,750 of contributed research and development expense related to the engine certifications and $67,216 and of contributed payroll expense related to the shared employees.

As of September 30,  2013 Greenkraft owed a total of $1,941,916 to our owner and his related entities.  During 2013, the Company and repaid $68,034.   All amounts are due on demand, unsecured and do not bear interest.

Our CEO does not charge us a salary and therefore we have recognized $39,000 for the nine months ended September 30, 2013 of contributed salary expense.

NOTE 3 – LINE OF CREDIT

In March 2012, Greenkraft entered into an agreement with Pacific Premier Bank for a $3,500,000 line of credit.  The line of credit was due on April 10, 2013and bears interest at the prime rate plus 1%.  The line of credit is secured by certain real property owned by the majority shareholder and inventory.  On July 15, 2013 the maturity date of the facility was extended to December 10, 2013 and the maximum amount available under such facility was reduced to $2 million.

During fiscal 2012, $250,000 was transferred under this line of credit to CEE, LLC, a related entity.

In 2013, Greenkraft drew $765,000 on this line of credit.

NOTE 4 – ACQUISITION OF SUNRISE GLOBAL, INC.

In May 2013, Greenkraft, Inc. acquired a majority share of Sunrise Global, Inc. for $125,000 in a private transaction.  Sunrise Global, Inc. is a development stage company with nominal assets and liabilities and no revenues to date.  As a result, the entire purchase price was allocated to goodwill and immediately impaired due to Sunrise Global, Inc. having no operations or expected future cash flows.  The impairment was recorded to general and administrative expenses for the nine months ended September 30, 2013.

Sunrise Global, Inc.
UNAUDITED PRO FORMA BALANCE SHEET
September 30, 2013

	Historical
	Greenkraft Inc	Sunrise Global Inc.	Pro Forma Adjustments		Pro Forma
	9/30/2013	7/31/2013
ASSETS
CURRENT ASSETS
Cash	$411,432	$-	$-		$411,432
Prepaid Expenses	-	549	-		549
Inventory	2,381,619	-	-		2,381,619
Deposits on inventory	178,926	-	-		178,926
TOTAL	2,971,977	549	-		2,972,526
Property and Equipment, net	117,874	-	-		117,874
TOTAL ASSETS	$3,089,851	$549	$-		$3,090,400

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable	$310,707	$1,800	$-		$312,507
Accrued Liabilities	39,000	-	-		39,000
Deferred Income	928,205				928,205
Line of credit	1,036,024	-	-		1,036,024
Accounts Payable - Related party	285,389	-	-		285,389
Short Term Debt - Related Parties	1,941,916	26,029	-		1,967,945
TOTAL	4,541,241	27,829	-		4,569,070
Long-term Debt	-	-	-		-
TOTAL LIABILITIES	4,541,241	27,829	-		4,569,070

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock	-	3,358	39,200	(1)	42,558
Additional paid-in capital	1,017,738	192,425	(262,263	)(1)	947,900
Retained Earnings (Deficit)	(2,469,128)	(223,063)	223,063	(1)	(2,469,128)
Total stockholders' equity (deficit)	(1,451,390)	(27,280)	-		(1,478,670)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$3,089,851	$549	$-		$3,090,400

Pro Forma Adjustments
(1)	To record the issuance of 41,500,000 shares of Sunrise Global, Inc. common stock for 100% of Greenkraft, Inc. common stock and cancellation of 2,300,000 shares of Sunrise Global, Inc.

Sunrise Global, Inc.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATONS

	Historical
	Greenkraft Inc	Sunrise Global Inc
	Nine Months Ended September 30, 2013	Nine Months Ended July 31, 2013	Pro Forma Adjustments	Pro Forma

Revenue	$1,924,317	$-	$-	$1,924,317

Costs and expenses:
Cost of revenue	1,189,644	-	-	1,189,644
Research and development	248,965	-	-	248,965
Selling, general and administrative	981,624	3,896	-	985,520
Operating income (loss)	(495,916)	(3,896)	-	(499,812)

Other Income (expense)
Interest income	144	-	-	144
Interest expense	(41,411)	-	-	(41,411)
Other income	-	-	-	-
Net income (loss)	$(537,183)	$(3,896)	$-	$(541,079)

Sunrise Global, Inc.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATONS

	Historical
	Greenkraft Inc	Sunrise Global Inc
	Year Ended December 31, 2012	Year Ended October 31, 2012	Pro Forma Adjustments	Pro Forma

Revenue	$236,011	$-	$-	$236,011

Costs and expenses:
Cost of revenue	140,838	-	-	140,838
Research and development	322,938			322,938
Selling, general and administrative	662,438	4,746	-	667,184
Operating income (loss)	(890,203)	(4,746)	-	(894,949)

Other Income (expense)
Interest income	3,684	-	-	3,684
Interest expense	(24,037)	-	-	(24,037)
Other income	-	-	-	-
Net income (loss)	$(910,556)	$(4,746)	$-	$(915,302)

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet as at September 30, 2013 and the unaudited pro forma statements of operations for the nine months ending September 30, 2013 and July 31, 2013 are based on the unaudited balance sheets of Sunrise Global, Inc. and Greenkraft, Inc. as of July 31, 2013 and September 30, 2013.  The unaudited statements of operations for the year ended December 31, 2012 and the unaudited statements of operations for the nine months ending September 30, 2013 are combined with pro forma adjustments to give effect to the share exchange as if it occurred on the first day of the first period presented.

These unaudited pro forma financial statements are provided for illustrative purposes and do not purport to represent what the Company’s financial position would have been if such transactions has occurred on the above mentioned dates. These statements were prepared based on accounting principles generally accepted in the United States. The use of estimates is required and actual results could differ from the estimates used. The Company believes the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the acquisition.

NOTE 2 – SHARE EXCHANGE BETWEEN GREENKRAFT, INC. AND SUNRISE GLOBAL, INC.

Effective December, 2013, Sunrise Global, Inc. issued 41,500,000 shares for 100% of the common stock of Greenkraft, Inc.  In connection with the Share Exchange, Greenkraft returned 2,300,000 shares of Sunrise Global previously held by it and Sunrise Global, Inc. cancelled these 2,300,000 shares.

Prior to the share exchange, Greenkraft, Inc. owned a majority interest of Sunrise Global, Inc.   As a result, the share exchange will be accounted for as a combination between entities under common control under ASC 805-10-15. Accordingly, the historical financial statements will be adjusted retroactively assuming the transaction occurred on the first day of the first period presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OR PLAN OF OPERATION

This section of the Registration Statement includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our predictions.

Corporate Overview and History

We were incorporated on September 27, 2006 in Nevada as Sunrise Global, Inc. Until closing of the Acquisition of Greenkraft on December 6, 2013 (as described below), we were a recycled industrial waste resale company.  On December 27, 2013, we changed our corporate name to Greenkraft, Inc. from Sunrise Global, Inc., which name change reflects our aquisition of Greenkraft resulting in us now conducting Greenkraft’s business.   Concurrent with the name change, we effectuated a 2-for-1 forward split, also effective December 27, 2013.  All share amounts have been adjusted to give effect to the 2-for-1 forward split.

Our address is 2530 S. Birch Street, Santa Ana, CA and our telephone number is (714) 545-7777.

Until the closing of the Acquisition on December 6, 2013, we were a recycled industrial waste resale company with limited operations based in the United States and China. We were formed to sell recycled industrial waste material to customers in China. Our main operations and services include the acquisition of recyclable materials such as scrap metals, plastic, cardboard, and paper sourced from suppliers in the United States and the resale of such material to customers in China.

Acquisition oF Greenkraft, Inc.

On December 5, 2013, we entered into a Share Exchange Agreement (the “Purchase Agreement”) with the sole stockholder (the “Stockholder”) of Greenkraft, Inc., a California corporation (“Greenkraft”), pursuant to which, on December 6, 2013 (the “Closing Date”), we issued 83,000,000 shares (as adjusted to give effect for the 2-for-1 forward split effectuated on December 27, 2013) of our common stock to the Stockholder in consideration of the Stockholder’s transfer of all of his Greenkraft shares to our wholly-owned acquisition subsidiary, Greenkraft, Inc, a Nevada corporation (the “Acquisition Subsidiary)., at which time Greenkraft became Acquisition Subsidiary’s  wholly owned subsidiary (the “Acquisition”).

Prior to the Acquisition, Greenkraft was the Company’s controlling stockholder, owning approximately 68% of our common stock which it purchased in May 2013.  In addition, George Gemayel, Greenkraft’s sole shareholder, president and director, was appointed as the Company’s president and sole director in connection with their purchase of the controlling interest in May 2013.  The Greenkraft Shares exchanged for the Company shares were valued at $100,000,000 based on internal forecasts and EBITDA projections prepared by the common management of Greenkraft and the Company.  There was no third party independent valuation.

As a condition to the closing of the Acquisition, on the Closing Date, 4,600,000 shares (as adjusted to give effect for the 2-for-1 forward split effectuated on December 27, 2013) of our issued and outstanding common stock previously held by Greenkraft were cancelled pursuant to the terms of the Purchase Agreement (the “Cancelled Shares”).

Following the Acquisition, we now conduct the business of Greenkraft as described below, as our sole business.

The Business of Greenkraft

Overview

Greenkraft was incorporated under the laws of California on October 31, 2008.  On December 6, 2013, Sunrise Global (through its wholly-owned Acquisition Subsidiary) acquired 100% of our capital stock and as a result, Greenkraft is now a wholly owned subsidiary of Acquisition Subsidiary, Sunrise Global, Inc.’s wholly-owned subsidiary.

Greenkraft is a manufacturer and distributor of automotive products.  Greenkraft manufactures commercial forward trucks for vehicle classes 3,4, 5 and 6 (GVW ranging from 10,001 lbs. to 26,000 lbs.) in alternative fuels.  Greenkraft also manufactures and sells alternative fuel systems to convert petroleum based fuels to natural gas and propane fuels.

PRESENTATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations for each of Sunrise Global Inc., a Nevada Corporation (now known as Greenkraft) and Greenkraft, Inc., a California Corporation will be presented, on a separate basis.

SUNRISE GLOBAL, INC. (now known as Greenkraft Inc.)--RESULTS OF OPERATIONS

For the period ended October 31, 2013, we did not engage in any business activities that provide cash flow.  Following consummation of the Acquisition described above, we now conduct the business of Greenkraft as our sole business.

Comparison of the three months ended October  31, 2013 and 2012

For the three month period ended October 31, 2013 compared to the three month period ended October 31, 2012, we had a net loss of $2,767 compared to a net loss of $4,746, respectively. This decrease was mainly due to the decrease in professional fees.

No revenue was generated during the three month period ended October 31, 2013 and the comparable period in 2012 because there was no order closed during those periods.

General and administrative expenses decreased approximately 42% to $2,767 during the three month period ended October 31, 2013 as compared to $4,746 for the comparable period in 2012. This decrease was mainly due to the decrease in professional fees.

Comparison of the six months ended October 31, 2013 and 2012

For the six month period ended October 31, 2013 compared to the six month period ended October 31, 2012, we had a net loss of $7,317 compared to a net loss of $9,144, respectively. This decrease was mainly due to the decrease in professional fees.

No revenue was generated during the six month period ended October 31, 2013 and the comparable period in 2012 because there was no order closed during those periods.

General and administrative expenses decreased approximately 20% to $7,317 during the six month period ended October 31, 2013 as compared to $9,144 for the comparable period in 2012. This decrease was mainly due to the decrease in professional fees.

SUNRISE GLOBAL, INC. (now known as Greenkraft, Inc.)---LIQUIDITY AND CAPITAL RESOURCES

Since we are a development stage company, Sunrise has been dependent on its majority owner to provide and seek cash resources to fund its operations. As of October 31, 2013, Sunrise’s deficit accumulated during the development stage was $225,830.

At October 31, 2013, we had current assets of $549, working capital deficit of $30,047, and had $7.337 of net cash used by operations during the six months ended October 31, 2013.

We have provided for our cash requirements to date through financing provided by our former president, who had contributed $37 in capital as of April 30, 2009. We also raised $51,300 from a private placement of our securities as of April 30, 2007, and additional $300,000 from another private placement of convertible debt on September 12, 2007. We paid back the principal amount of the convertible debt on February 6, 2008. The President of the Company plans to loan his own money as working capital for the Company. During the fiscal year ended April 2011, the former chief executive officer of Sunrise advanced $3,500 to pay retainer of auditing fee for the annual financial statements ended April 2010, and loaned $10,000 to the company. During the three months ended July 31, 2012, the former chief executive officer of Sunrise advanced $4,000 to pay retainer of auditing fee for the annual financial statements ended April 2012. During the six months ended October 31, 2013, the new chief executive officer of Sunrise had advanced $6,867 to pay for professional fees such as retainer of auditing fee for the annual financial statements ended April 2013 and monthly service fee charged by the stock transfer agent.

Effective December 6, 2013, we acquired Greenkraft, which now operates as our subsidiary.  Since its inception, Greenkraft has financed its operations loans from officer and our facility with Pacific Premier Bank.  Greenkraft expect to finance future cash needs primarily through proceeds from equity or debt financings, loans, and/or collaborative agreements with corporate partners.  Mr. George Gemayel, as president and former controlling shareholder of Greenkraft, has provided officer loans to Greenkraft, from time to time, to pay for certain expenses of Greenkraft.

Pacific Premier Credit Facility

On March 13, 2012, Greenkraft entered into a $3.5 million revolving line of credit facility with Pacific Premier Bank, which line of credit is evidenced by a promissory note issued by Greenkraft in favor of Pacific Premier Bank.  The note is subject to a variable interest rate bears interest at the prime rate for corporate loans plus one (1) percent, which equaled 4.25% on the date of issuance.  The facility is secured by Greenkraft’s assets. On July 15, 2013 the maturity date of the facility was extended to December 10, 2013 and the maximum amount available under such facility was reduced to $2 million.  As of September 30, 2013, the amount outstanding under this facility was $1,036,024.  Greenkraft is in currently in discussions with Pacific Premier to extend maturity date for this facility.

SUNRISE GLOBAL INC. (now known as Greenkraft, Inc.)---FUTURE LIQUIDITY AND NEEDS

Investment Agreement with Kodiak Capital Group

On February 11, 2014, the Company entered into an investment with the Kodiak Capital Group, LLC (“Kodiak”) to provide up to $5 million of additional equity capital.  The proceeds from the agreement with Kodiak would primarily be for working capital and general corporate purposes.  However, Kodiak is not required to provide funding until certain conditions are met, including the registration and trading of the Company’s equity securities as defined in those agreements.  There can be no assurance that the Company will meet the conditions under which Kodiak will be required to provide the equity capital of that the capital available under such agreements will be sufficient to allow the Company to funds its ongoing activities.  If the Company is unable to raise the additional equity capital from Kodiak, the Company will need to seek alternative sources of debt or equity capital.  There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to the Company.
Our registered independent public accounting firms have indicated in their audit report for the year ended April 30, 2013 that there is substantial doubt about our ability to continue as a going concern over the next twelve months.

We anticipate that our existing cash and cash equivalents will be sufficient to fund operations and expected growth through the next twelve months. However, the Company intends to continue to seek additional financing to fund the Company’s operations.  There can be no assurance that the Company will be successful in raising this additional financing on acceptable terms, if at all

GREENKRAFT, INC. ----RESULTS OF OPERATIONS

Results of Operations for the Nine Months Ended September 30, 2013 and 2012

Revenues.   Our revenues increased to $1,924,317 in the nine months ended September 30, 2013 from $178,547 in comparable period in 2012.  The primary reason attributable for the increase is in third quarter of 2013 Greenkraft, Inc. commenced sales of its alternative fuel trucks.  Greenkraft’s sales in the comparable 2012 were for vehicle conversions only.

Cost of Revenue.   Our cost of revenue increased to $1,189,644 in the nine months ended September 30, 2013 from $113,439 in the comparable period in 2012.  The primary reason for the increase is attributable to increased costs associated with manufacturing our trucks for sale as compared to our costs associated with vehicle conversions.

Research and Development.  Our research and development expenses decreased to $248,965 in the nine months ended September 30, 2013 from $274,488 in the comparable period in 2012.  These expenses relate to our research and development activities in connection with developing our alternative fuel trucks.

Selling, general and administrative.  Our selling, general and administrative expenses increased to $981,624 in the nine months ended September 30, 2013 from $288,198 in the comparable period in 2012.  Our primary selling, general and administrative expenses in the nine months ended 2013 consisted of $420,000 in parts expenses related to production of our trucks (non-inventory), $88,700 in property lease costs, $92,000 in commercial insurance costs and $225,000 in vehicle testing expenses.

Interest expense.  Our interest expense increased to $41,411 in the nine months ended September 30, 2013 from $21,424 in the comparable period in 2012.  Our interest expense in the 2013 period was primarily related to interests expenses associated with advances under our line of credit facility.

Interest Income.  Our interest income decreased to $144 from $1,997 in the comparable period in 2012.  Our interest income consists of amounts accrued in our savings accounts.  The primary reason for the decrease in the 2013 period is due to the reduced amount of cash in our savings accounts as such amounts were used existing funds to purchase inventory.

Results of Operations for the Years Ended December 31, 2012 and 2011

Revenues.   Our revenues increased to $236,011 in the year ended December 31, 2012 from $26,333 in year ended December 31, 2011.  The primary reason attributable for the increased revenues from vehicle conversions in the 2012 period.

Cost of Revenue.   Our cost of revenue increased to $140,838 in the year ended December 31, 2012.  We did not incur any cost of revenue in the comparable period in 2011.   The primary reason for the increase is attributable to increased costs associated with our vehicle conversion activities in the year ended 2012.

Research and Development.  Our research and development expenses increased to $322,938 in the year ended December 31, 2012 from $176,315 in the year ended December 31, 2011.  These expenses relate to research and development of Greenkraft products.  The primary reason for the increase is attributable to new components for conversions, development of natural gas engines and new methods in building trucks.

Selling, general and administrative.  Our selling, general and administrative expenses increased to $662,438 in the year ended December 31, 2012 from $577,285 in the comparable period in 2011.  Our primary selling, general and administrative expenses in the year ended 2012 consisted of $225,000 in testing-related expenses for our commercial trucks, $91,211 in professional fees for consultants and $81,053 in parts expenses  related to production of our commercial trucks (non-inventory).

Interest expense.  Our interest expense was $24,037 in the year ended December 31, 2012.  We did not incur any such expense in 2011.  This expense is attributable to interests expenses associated with advances under our line of credit facility.  We did not have a credit facility in the year ended 2011.

Interest Income.  Our interest income increased to $3,684 in the year ended December 31, 2012 from $892 in the year ended December 31, 2011.  Our interest income consists of interest generated from cash held in our savings accounts.

GREENKRAFT, INC.---LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Greenkraft has financed its operations loans from officer and our facility with Pacific Premier Bank.  We expect to finance future cash needs primarily through proceeds from equity or debt financings, loans, and/or collaborative agreements with corporate partners.  Mr. George Gemayel, as president and controlling shareholder of Greenkraft, has provided officer loans to Greenkraft, from time to time, to pay for certain expenses of Greenkraft.  As of September 30, 2013, Greenkraft owed a total of $1,941,916 to Mr. Gemayel and his related entities. All of these amounts are undocumented, unsecured, due on demand and do not bear interest.  During 2013, Greenkraft repaid Mr. Gemayel $68,034 for prior advances.  Greenkraft has used net proceeds from the its officer loans and financing facility for purchase of inventory and for general corporate purposes, which has been funding working capital needs.  Greenkraft does not have any written or oral agreement from Mr. Gemayel to provide such funding in the future and as such Greenkraft has no assurance that Mr. Gemayel will continue to fund Greenkraft’s operations.

We had cash of $411,432 and a working capital deficit of $1,569,264 as of September 30, 2013 as compared to cash of $832,430 and a working capital deficit of $1,198,123 as of December 31, 2012.  We have operated over the past 2 years with negative working capital, which is now a known trend for our operations.  We have been able to operate with a working capital deficit as the major contributing factor to such deficit is our related party loans to our president, Mr. George Gemayel.  To date, Mr. Gemayel has not demanded repayment.  It is typical for companies in our stage to operate with negative working capital and often requires 8-10 years before a company in the alternative fuel and trucking industry shows positive working capital.

Net cash used in operating activities for the nine months ended September 30, 2013 was $1,000,090, primarily from the net loss of $537,183 and increases in inventory and deposits of $1,181,326 and decrease in accrued liabilities of $367,000 which amounts were partially offset by non-cash expenses of $67,216 of contributed payroll, $1,800 of contributed rent, $168,750 of contributed research and development and $39,000 of contributed officer salary as well as decrease of $7,150 in other assets and increase of $458,253 in accounts payable. This compares to $1,258,656 of net cash used in operating activities for the year ended December 31, 2012 primarily from our net loss of $910,557 and increases of $1,294,145 in inventory and deposits and $7,150 in other assets which amounts were partially offset by non-cash expenses of $121,324 in contributed payroll, $2,400 in contributed rent, $234,973 in contributed research and development and $52,000 in contributed officer salary as well as increases of $96,499 in accounts payable and $11,000 in deferred income and a decrease of $435,000 in accrued liabilities.

Our net cash flow used in investing activities was $117,874 for the nine months ended September 30, 2013 resulting from cash paid for equipment.  We did not have any cash used in or provided by investing activities for the nine month period ended September 30, 2012.

Our net cash provided by financing activities for the nine months ended September 30, 2013 was $696,966 consisting of $765,000 in borrowings under our line of credit which amount was offset by $68,034 in repayments on related party debt.  Our net cash provided by financing activities was $682,715 in the year ended December 31, 2012 consisting of $21,024 in borrowings under our line of credit and $680,800 provided by related party debt, which amounts were offset by $19,109 in distributions to Greenkraft’s president.

The net decrease in cash for the nine months ended September 30, 2013 was $420,998 as compared to a net decrease in cash of $575,941 for the year ended December 31, 2012.

Pacific Premier Credit Facility

On March 13, 2012, Greenkraft entered into a $3.5 million revolving line of credit facility with Pacific Premier Bank, which line of credit is evidenced by a promissory note issued by Greenkraft in favor of Pacific Premier Bank. The note is subject to a variable interest rate bears interest at the prime rate for corporate loans plus one (1) percent, which equaled 4.25% on the date of issuance. The facility is secured by our assets. On July 15, 2013 the maturity date of the facility was extended to December 10, 2013 and the maximum amount available under such facility was reduced to $2 million.  As of September 30, 2013, the amount outstanding under this facility was $1,036,024.   On December 26, 2013, Greenkraft and Pacific Premier Bank entered into a loan medication agreement extending the maturity date to June 10, 2014.  In connection with this loan modification, Greenkraft, Inc., a Nevada corporation (f/k/a Sunrise Global) provided a commercial guaranty in favor of Pacific Premier Bank.

GREENKRAFT—FUTURE LIQUIDITY AND NEEDS

Investment Agreement with Kodiak Capital Group

Greenkraft has entered into an investment with the Kodiak Capital Group, LLC (“Kodiak”) to provide up to $5 million of additional equity capital.  The proceeds from the agreement with Kodiak would primarily be for working capital and general corporate purposes.  However, Kodiak is not required to provide funding until certain conditions are met, including the registration and trading of the Company’s equity securities as defined in those agreements.  There can be no assurance that the Company will meet the conditions under which Kodiak will be required to provide the equity capital of that the capital available under such agreements will be sufficient to allow the Company to funds its ongoing activities.  If the Company is unable to raise the additional equity capital from Kodiak, the Company will need to seek alternative sources of debt or equity capital.  There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to the Company. Concurrent with Greenkraft’s parent company entering into an Investment Agreement with Kodiak Capital on February 11, 2014, Greenkraft terminated its Investment Agreement with Kodiak on February 11, 2014.

We anticipate that our existing cash and cash equivalents, together with our cash from operating activities will be sufficient to fund operations and expected growth through at least the next twelve months. We anticipate requiring approximately $1 million to fund operations over the next twelve months, including labor, rent and parts for building trucks.  As such, our monthly burn rate approximately $83,000 per month.  At December 31, 2013, we had approximately $620,000 in cash.  Assuming we did not receive any additional capital from operations or otherwise, we would run out of cash in 7-8 months.  We do expect to receive cash from operations as we are currently working on previously placed orders for our alternative fuel rucks.  We expect to recognize approximately $4 million in revenues for truck sales in 2014 based on currently placed orders.  However, the Company intends to continue to seek additional financing to fund the growth of the Company’s operations.  There can be no assurance that the Company will be successful in raising this additional financing on acceptable terms, if at all.  Failure of the Company to receive additional funds via its agreement with Kodiak Capital, its facility with Pacific Premier Bank or otherwise would inhibit its ability to take on additional orders for supplying new alternative fuel trucks to customers.

Off Balance Sheet Arrangements

None.

Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements. We regularly evaluate estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from those estimates.

Revenue recognition - Greenkraft recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the product is shipped or delivered to the customer.  Cash payments received prior to delivery of products are deferred until the products are delivered.

Cash and cash equivalents – Cash equivalents are highly liquid investments with an original maturity of three months or less.

Inventories – Inventories are stated at the lower of cost of market using the first-in, first-out (FIFO) cost method of accounting.   Inventories consist of raw materials purchased for the purpose of expected truck engine conversions.

Research and development – Costs incurred in connection with the development of new products and manufacturing methods are charged to selling, general and administrative expenses as incurred. During the years ended December 31, 2012 and 2011, $322,938 and $176,315, respectively, were expensed as research and development costs.  During the nine months ended September 30, 2013 and 2012, $248,965 and $274,488, respectively, were expensed as research and development costs.

Income taxes - Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

We have net operating loss carryforwards available to reduce future taxable income. Future tax benefits for these net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that we will not realize a future tax benefit, a valuation allowance is established.

Recent Accounting Pronouncements

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

40

SELECTED FINANCIAL DATA

Not applicable because we are a smaller reporting company.

SUPPLEMENTARY FINANCIAL INFORMATION

Not applicable because we are a smaller reporting company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have not had changes in or disagreements with accountants on accounting and financial disclosure. MaloneBailey LLP. has served as our registered independent public accounting firm since 2007.  There have been no changes in or disagreements on accounting or financial disclosure matters.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable because we are a smaller reporting company.

5,000,000 Common Shares

GREENKRAFT, INC.

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until ___________, 2014, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus Is:  _____ __, 2014

PART II -- INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee	$1,095
Transfer Agent Fees*	$5,000
Accounting fees and expenses*	$5,000
Legal fees and expenses*	$15,000
Edgar filing, printing and engraving fees*	$4,000
TOTAL	$30,095
*Indicates expenses that have been estimated for filing purposes.

All amounts are estimates other than the Securities and Exchange Commission’s registration fee.

All amounts are estimates other than the Commission’s registration fee. We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14. Indemnification Of Directors And Officers.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

Sales of Unregistered Securities by the Company

On December 6, 2013, we issued 83,000,000 shares of common stock to the former shareholders of Greenkraft, all of whom are accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, in exchange for 100% of the issued and outstanding equity of Greenkraft.  The offer and sale of the foregoing securities was made solely to “accredited investors” and in reliance upon and pursuant to the exemption from registration provided by Regulation D of the Securities Act and Section 4(2) of the Securities Act.

On February 12, 2014, we issued 147,058 shares of our common stock to Kodiak Capital LLC, as a commitment fee under our investment agreement with them The issuance was exempt under Section 4(2) and/or Rule 506 of the Securities Act of 1933, as amended. The shares were issued to an accredited investor and such stockholder had a substantial preexisting relationship with the our officers. The shares of common stock were issued as restricted securities and all certificates issued contained a legend stating the shares have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and the sale of the shares under the Securities Act.

Sales of Unregistered Securities by Greenkraft

Effective April 13, 2011, Greenkraft issued 100,000,000 shares of its common stock to George Gemayel in consideration of assignment of the business plan related to the operations of Greenkraft.  The issuance was exempt under Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits.

Exhibit No.	Description

2.1	Securities Purchase Agreement dated as of December 5, 2013 by and among Sunrise Global, Inc., Greenkraft, Inc. and the shareholders of Greenkraft, Inc. (1)

3.1	Articles of Incorporation of Greenkraft, Inc. (f/k/a Sunrise Global, Inc.), a Nevada corporation (2)

3.2	Articles of Incorporation of Greenkraft, Inc., a California corporation (1)

3.3	Bylaws of Greenkraft, Inc.(f/k/a Sunrise Global, Inc.), a Nevada corporation (2)

3.4	Bylaws of Greenkraft, Inc., a California corporation (1)

3.5	Articles of Merger dated December 11, 2013 between Sunrise Global, Inc., a Nevada corporation and Greenkraft,Inc., a Nevada corporation. (3)

3.6	Certificate of Change dated December 13, 2013 filed with the Nevada Secretary of State (3)

4.1	Promissory Note dated March 13, 2012 in the amount of up to $3,500,000 issued by Greenkraft, Inc. in favor of Pacific Premier Bank.(1)

5.1	Opinion of Indeglia & Carney, LLP (7)

10.1	Investment Agreement dated February 11, 2014 between Greenkraft, Inc. a Nevada corporation and Kodiak Capital LLC. (5)

10.2	Registration Rights Agreement dated February 11, 2014 between Greenkraft Inc., a Nevada corporation and Kodiak Capital LLC.(5)

10.3	Business Loan Agreement dated March 13,2012 between Greenkraft, Inc. and Pacific Premier Bank.(4)

10.4	Commercial Security Agreement dated March 31, 2012 between Greenkraft, Inc. and Pacific Premier Bank.(4)

10.5	Commercial Lease Agreement dated April 1, 2013 between First Warner Properties and Greenkraft, Inc. (1)

10.6	Loan Modification Agreement dated July 15, 2013 between Greenkraft, Inc. and Pacific Premier Bank.(4)

10.7	Loan Modification Agreement dated December 26, 2013 between Greenkraft, Inc. and Pacific Premier Bank (4)

10.8	Commercial Guaranty dated December 26, 2013 by Greenkraft, Inc., a Nevada corporation in favor of Pacific Premier Bank (4)

23.1	Consent of MaloneBailey, LLP (Sunrise Global financial statements) (6)

23.2	Consent of MaloneBailey LLP (Greenkraft financial statements)(6)

23.2	Consent of Indeglia & Carney, LLP (part of Exhibit 5.1) (7)

(1)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 10, 2013 (File No. 000-53047) and incorporated herein by reference.

(2)	Filed as an exhibit to our Registration Statement on Form SB-2 filed with the SEC on May 11, 2007 (File No. 333-142836) and incorporated herein by reference.

(3)	Filed as an exhibit to our Quarterly Report on Form 10-Q filed with the SEC on December 16, 2013 (File No. 000-53047) and incorporated herein by reference.

(4)	Filed as an exhibit to our Amendment No. 1 to Current Report on Form 8-K filed with the SEC on January 29, 2014 and incorporated herein by reference.

(5)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 12, 2014 and incorporated herein by reference.

(6)	Filed herewith.

(7)	To be filed by amendment.

Item 17.Undertakings.

The undersigned registrant hereby undertakes:

(1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)         Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)         That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned on February 12, 2014.

GREENKRAFT, INC.

By:	/s/ George Gemayel
George Gemayel
Chief Executive Officer, Principal Executive Officer and director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the date indicated.

Signatures	Title	Date

/s/ George Gemayel	President, Chief Executive Officer and director	February 12, 2014
George Gemayel	(Principal Executive Officer)

/s/ Sosi Bardakjian	Chief Financial Officer and director	February 12, 2014
Sosi Bardakjian	(Principal Financial and Accounting Officer)

/s/ Evan Ginsburg	Director	February 12, 2014
Evan Ginsburg

/s/ Assadour Sarafian	Director	February 12, 2014
Assadour Sarafian

/s/ Miguel A. Pulido	Director	February 12, 2014
Miguel A. Pulido